================================================================================
                                                      REGISTRATION NO. 333-52029

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                         EMMIS BROADCASTING CORPORATION
             (Exact name of registrant as specified in its charter)

                                    INDIANA
                        (State or other jurisdiction of
                         incorporation or organization)
                                   35-1542018
                                (I.R.S. Employer
                              Identification No.)

                           950 NORTH MERIDIAN STREET
                                   SUITE 1200
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 266-0100
               (Address, including zip code and telephone number,
              including area code, of principal executive offices)

                               HOWARD L. SCHROTT
                     EXECUTIVE VICE PRESIDENT AND TREASURER
                         EMMIS BROADCASTING CORPORATION
                     950 NORTH MERIDIAN STREET, SUITE 1200
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 266-0100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           -------------------------

                                    COPY TO:
                              ALAN W. BECKER, ESQ.
                             BOSE MCKINNEY & EVANS
                   135 NORTH PENNSYLVANIA STREET, SUITE 2700
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 684-5000
                           -------------------------


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Post-Effective Amendment.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------


    THIS POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON THE ORDER OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO
SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED.

================================================================================

PROSPECTUS





                                4,000,000 Shares


                                   EMMIS LOGO

                         Emmis Broadcasting Corporation
                              CLASS A COMMON STOCK
                            ------------------------


ALL OF THE SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY
    EMMIS BROADCASTING CORPORATION, AN INDIANA CORPORATION (THE "COMPANY" OR "EMMIS"). OF THE SHARES BEING OFFERED, 3,200,000 SHARES ARE BEING OFFERED
 INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS (THE "U.S.
  OFFERING") AND 800,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED
    STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (THE "INTERNATIONAL
      OFFERING" AND, TOGETHER WITH THE U.S. OFFERING, THE "OFFERING"). SEE "UNDERWRITERS." THE CLASS A COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET
  UNDER THE SYMBOL "EMMS." THE LAST REPORTED SALE PRICE FOR THE CLASS A COMMON
                  STOCK ON MAY 28, 1998 WAS $43 1/8 PER SHARE.

                            ------------------------


 THE COMPANY'S OUTSTANDING CAPITAL STOCK CONSISTS OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "CLASS A COMMON STOCK"), AND CLASS B COMMON STOCK, PAR
 VALUE $.01 PER SHARE (THE "CLASS B COMMON STOCK" AND TOGETHER WITH THE CLASS A COMMON STOCK, THE "COMMON STOCK"). EACH SHARE OF CLASS A COMMON STOCK ENTITLES
  ITS HOLDER TO ONE VOTE, WHEREAS EACH SHARE OF CLASS B COMMON STOCK GENERALLY ENTITLES ITS HOLDER TO TEN VOTES. THE HOLDERS OF CLASS A COMMON STOCK, VOTING AS
    A SEPARATE CLASS, ARE ENTITLED TO ELECT TWO OF THE COMPANY'S DIRECTORS. IMMEDIATELY AFTER THIS OFFERING, JEFFREY H. SMULYAN, AS HOLDER OF ALL OF THE
CLASS B COMMON STOCK, WILL HAVE APPROXIMATELY 70.4% OF THE COMBINED VOTING POWER
     IN RESPECT OF SUBSTANTIALLY ALL MATTERS SUBMITTED FOR THE VOTE OF ALL
      SHAREHOLDERS. SEE "RISK FACTORS" AND "DESCRIPTION OF CAPITAL STOCK."

                            ------------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
       THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                               PRICE $42 A SHARE

                            ------------------------


                                                                          UNDERWRITING
                                                             PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                              PUBLIC     COMMISSIONS(1)   COMPANY(2)
                                                             --------    --------------  -----------
Per Share................................................     $42.00         $2.10          $39.90
Total (3)................................................  $168,000,000    $8,400,000    $159,600,000


------------

   (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


   (2) Before deducting expenses payable by the Company estimated at $1.6 million.


   (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional shares at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $193,200,000, $9,660,000 and $183,540,000, respectively.
       See "Underwriters."

                            ------------------------


     The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Dow, Lohnes & Albertson, PLLC, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock will be made on or about June 4, 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER
CREDIT SUISSE FIRST BOSTON      DONALDSON, LUFKIN & JENRETTE     LEHMAN BROTHERS
                                     Securities Corporation

A.G. EDWARDS & SONS, INC.
                  GOLDMAN, SACHS & CO.
                                NATIONSBANC MONTGOMERY SECURITIES LLC
                                                             SCHRODER & CO. INC.

May 29, 1998

                                   [PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

     No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Class A Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States.

     In this Prospectus references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

     Unless the context otherwise requires, references herein to the Company include its subsidiaries.
                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    4
Incorporation of Certain Documents by
  Reference...........................    4
Prospectus Summary....................    5
Risk Factors..........................   13
The Company...........................   17
Recent Developments...................   18
Use of Proceeds.......................   22
Price Range of Class A Common Stock
  and Dividends.......................   23
Capitalization........................   24
Selected Consolidated Financial and
  Other Data..........................   25


                                        PAGE
                                        ----
Unaudited Pro Forma Condensed Consoli-
  dated Financial Information.........   27
Business..............................   31
Management............................   40
Principal Shareholders................   42
Description of Capital Stock..........   44
Certain U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Class A Common Stock.............   46
Underwriters..........................   50
Legal Matters.........................   53
Experts...............................   53


                         CAUTIONARY STATEMENT REGARDING
                           FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS REGARDING THE COMPANY'S AND ITS SUBSIDIARIES' EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY AND ITS SUBSIDIARIES BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACTUAL RESULTS IN THE FUTURE COULD DIFFER MATERIALLY AND ADVERSELY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, ITS SUBSIDIARIES OR PERSONS ACTING ON BEHALF OF ANY OF THEM ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), which is publicly available through the Commission's Web site on the Internet at http://www.sec.gov. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission or on EDGAR or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company under the Exchange Act with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

        1. The Company's Annual Report on Form 10-K (file no. 0-23264) for the year ended February 28, 1998.

        2. The Company's Current Report on Form 8-K (file no. 0-23264) filed May 7, 1998.

        3. The description of the Class A Common Stock contained in the Company's registration statement on Form 8-A (file no. 0-23264), as amended.

     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the Offering of all Class A Common Stock to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously-filed document incorporated or deemed to be incorporated by reference herein) or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Emmis Broadcasting Corporation, 950 North Meridian Street, Suite 1200, Indianapolis, Indiana 46204, Attention:
Howard L. Schrott/Telephone (317) 266-0100.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes included elsewhere in this Prospectus. Investors should carefully consider the information set forth in "Risk Factors" in evaluating the Company, its business and an investment in the Class A Common Stock. Unless the context otherwise requires, all references in this Prospectus to "Emmis" or the "Company" are to Emmis Broadcasting Corporation and, where appropriate, its subsidiaries.

                                  THE COMPANY

GENERAL

     The Company is a diversified media company with radio broadcasting and magazine publishing operations and, following the consummation of two pending acquisitions, television broadcasting operations. In 1997 the Company ranked as the eighth largest radio broadcaster in the United States based on total number of listeners and the ninth largest radio broadcaster in the United States based on total revenue. The eleven FM radio stations and two AM radio stations owned or operated by the Company in the United States (collectively, the "Radio Stations") serve the nation's three largest radio markets of New York City, Los Angeles and Chicago, as well as St. Louis and Indianapolis. These markets accounted for approximately $1.7 billion in radio advertising revenues in calendar year 1997 as reported in Duncan's Radio Market Guide (1998 ed.). The Company has entered into agreements to purchase six network-affiliated television stations (collectively, the "Television Stations") located in New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, and Honolulu, Hawaii (the "SF TV Stations"), and in Fort Myers, Florida and Terre Haute, Indiana (the "Wabash Valley TV Stations"). All of the Television Stations are VHF stations except the Fort Myers station, which is a UHF station. The markets served by the Television Stations accounted for approximately $360 million in television advertising revenue in calendar year 1997 as reported in BIA's Investing in Television Market Report (1998 ed.) (the "1998 BIA Report"). The Company expects to complete the purchase of the Television Stations in the second half of 1998.

     Through a combination of acquisitions and internal growth, the Company's broadcast cash flow has grown from $15.3 million (when the Company owned five radio stations) in fiscal 1993 to $81.4 million in fiscal 1998 (on a pro forma basis after giving effect to the Acquisition Transactions, as defined below, and the radio stations acquired by the Company during fiscal 1998). The Company has successfully created top-performing radio stations that are ranked, in terms of primary demographic target audience share, among the top ten stations in the New York City, Los Angeles, Chicago, St. Louis and Indianapolis radio markets according to the Winter 1998 Ratings (the "Winter 1998 Arbitron Survey") published by The Arbitron Company ("Arbitron"). This success, along with awards from organizations such as the National Association of Broadcasters and Billboard and Rolling Stone magazines, has come primarily as a result of the Company's ability to attract and retain an experienced team of broadcast professionals who have focused on creating innovative programming and developing effective marketing and advertising sales programs. In addition, the Company believes that the location of its Radio Stations in large markets makes it attractive to radio advertisers and that the diversity of its radio markets reduces its dependence on any one economic sector or specific advertiser.

     The Company's overall strategy is to acquire underdeveloped media properties in desirable markets and then to create value for the Company's shareholders by developing those properties to enhance their cash flow. The Company has successfully implemented this strategy with radio broadcasting stations and with city magazines. The Company believes that it will be able to utilize its expertise in broadcast operations, programming and advertising sales in applying this strategy to the Television Stations which, like the radio stations previously acquired by the Company, are underdeveloped properties located in desirable markets, which can benefit from innovative, research-based programming and the Company's experienced management team. Each of the SF TV Stations experienced ratings declines following a change in affiliation to the Fox television network from affiliation with other networks. The Company believes that the ratings and broadcast cash flow of the Television Stations can be improved with a more market-focused, research-based programming approach and other related strategies. See "Business -- Business Strategy."

     The following table sets forth certain information regarding the Radio Stations operated by the Company and their broadcast markets.

                                                                                                 RANKING IN
           STATION               MARKET     STATION      PRIMARY                                   PRIMARY
             AND                RANK BY     AUDIENCE   DEMOGRAPHIC                               DEMOGRAPHIC
           MARKET              REVENUE(1)   SHARE(2)   TARGET AGES            FORMAT              TARGET(3)
           -------             ----------   --------   -----------            ------             -----------
Los Angeles..................       1
     KPWR-FM.................                 4.0         12-24      Dance/Contemporary Hit           1
New York.....................       2
     WQHT-FM.................                 5.5         12-24      Dance/Contemporary Hit           1
     WRKS-FM.................                 4.2         25-54      Classic Soul/Smooth R&B          3
     WQCD-FM(4)..............                 3.2         25-54      Contemporary Jazz               6t
Chicago......................       3
     WKQX-FM.................                 3.0         18-34      New Rock                         4
St Louis.....................      18
     KSHE-FM.................                 5.0         18-34      Album Oriented Rock              4
     WKKX-FM.................                 4.2         18-34      Country                          5
     WALC-FM.................                 2.9         18-44      Modern Adult Contemporary       7t
Indianapolis.................      30
     WENS-FM.................                 5.5         25-54      Adult Contemporary               4
     WIBC-AM.................                 8.5         35-64      News/Talk                        3
     WNAP-FM.................                 4.7         25-54      Classic Rock                     5
     WTLC-FM.................                 5.5         25-34      Urban Contemporary               2
     WTLC-AM.................                 1.2         25-54      Solid Gold Soul, Gospel         18
                                                                     and Talk

-------------------------

(1) "Market Rank by Revenue" is the ranking of the market revenue size of the principal radio market served by the station among all radio markets in the United States. Market revenue and ranking figures are from Duncan's Radio Market Guide (1998 ed.). The Company owns a 40% equity interest in the publisher of Duncan's Radio Market Guide.

(2) "Station Audience Share" is from the Winter 1998 Arbitron Survey. The generally accepted method of measuring the relative size of a radio station's audience is by reference to total persons, age 12 and older, Monday -- Sunday, 6 a.m. -- Midnight Average Quarter Hour ("AQH") shares as published by Arbitron. Arbitron periodically samples radio listeners in defined market areas, principally through the use of diaries returned by selected listeners. A station's AQH share is a percentage computed by dividing the average number of persons listening to a particular station for at least five minutes during an average quarter hour in a given time period by the average number of such persons for all stations in the market area. Arbitron compiles ratings data for various demographic groups as well as for total persons age 12 and older.

(3) "Ranking in Primary Demographic Target" is the ranking of the station among all radio stations in its market and is based on the station's AQH share in the primary demographic target according to the Winter 1998 Arbitron Survey. A "t" indicates the station tied with another station for the stated ranking.

(4) This station is currently being operated by the Company under a time brokerage agreement pending its purchase by the Company. See "Recent Developments -- WQCD Acquisition."

     Upon consummation of the purchase of the Television Stations, the Company plans to create a separate television division. The Company has signed a letter of intent with Greg Nathanson, currently President of Programming and Development at Twentieth Television, to manage the Company's television division. See "Recent Developments -- New Television Management Structure."

BUSINESS STRATEGY

     The Company is committed to maintaining its leadership positions in broadcasting, enhancing the performance of its broadcast properties, and distinguishing itself through the quality of its operations. The Company intends to selectively grow through acquisition. The Company has a successful track record of acquiring underperforming radio stations in attractive markets and improving their ratings, revenues and broadcast cash flow by utilizing its programming and marketing skills. The Company believes that its strategy of acquiring underperforming radio broadcast properties and improving their operational and financial performance is also applicable to television broadcast properties.

     The key components of the Company's radio broadcasting strategy include the following:

        - Pursuit of strategic acquisitions of individual radio stations or groups of radio stations in new markets where the Company expects that it can ultimately achieve a leadership position or in those of its current markets where it believes increases in broadcast cash flow are obtainable.

        - Strategic grouping of stations within each market to optimize operational performance and best position the properties within that market to establish and maintain leadership positions.

        - Innovative programming to improve ratings and create complementary programming at station groups in a single market.

        - A focused marketing strategy in which the Company tailors its programming in each market to appeal to specific demographic groups which it considers particularly attractive to advertisers.

        - An entrepreneurial management approach involving decentralized station operations by experienced local managers with performance-based compensation and an equity stake in the Company who understand the programming tastes, demographics and competitive opportunities of their particular market and who work closely with senior management of the Company to implement the Company's programming and marketing strategies.

     The key components of the Company's television broadcasting strategy include the following:

        - Pursuit of strategic acquisitions of underperforming television stations which offer the potential for significant improvement in ratings and broadcast cash flow as a result of a more focused, research-based programming approach and application of the Company's sales and marketing experience.

        - A programming strategy involving market-specific demographic research, selection and scheduling of syndicated programming to appeal to targeted demographic groups.

        - Maximization of advertising inventory value by scheduling complementary programming around each television station's most successful programs in order to increase advertising revenue.

        - An entrepreneurial management approach involving decentralized station operations by experienced local managers with performance-based compensation and an equity stake in the Company who understand the programming tastes, demographics and competitive opportunities of their particular market and who work closely with senior management of the Company to implement the Company's programming and marketing strategies.

                              RECENT DEVELOPMENTS

PENDING TRANSACTIONS

     Effective March 30, 1998, the Company entered into a definitive agreement to acquire the SF TV Stations, consisting of WVUE-TV, New Orleans, Louisiana; WALA-TV, Mobile, Alabama; WLUK-TV, Green Bay, Wisconsin; and KHON-TV, Honolulu, Hawaii, for approximately $307 million, with $257 million payable in cash at closing, $25 million payable at closing in either cash or Class A Common Stock at the Company's option, and $25 million with interest at 8% per annum payable one year after closing in either cash or Class A Common Stock at the Company's option (the "SF Acquisition"). The Company currently anticipates that it will pay all of the purchase price in cash. See "Recent Developments -- SF Acquisition."

     Effective March 20, 1998, the Company entered into a definitive agreement to acquire the Wabash Valley TV Stations, consisting of WFTX-TV, Fort Myers, Florida and WTHI-TV, Terre Haute, Indiana, as well as radio stations WTHI-FM, WTHI-AM and WWVR-FM in Terre Haute, Indiana, for approximately $90 million in cash (the "Wabash Valley Acquisition"). See "Recent Developments -- Wabash Valley Acquisition."

     The following table sets forth certain information regarding the Television Stations and the markets in which they operate:

                                                                              NUMBER OF               STATION
TELEVISION        METROPOLITAN         AFFILIATION/   HOUSEHOLDS     DMA       STATIONS     STATION   AUDIENCE
 STATION          AREA SERVED            CHANNEL      IN DMA(1)    RANK(1)   IN MARKET(2)   RANK(3)   SHARE(4)
----------        ------------         ------------   ----------   -------   ------------   -------   --------
WVUE-TV     New Orleans, LA             Fox/8          623,000        41          6            4          8
WALA-TV     Mobile, AL-Pensacola, FL    Fox/10         450,000        62          5            3         10
WLUK-TV(5)  Green Bay, WI               Fox/11         381,000        70          5            4          9
KHON-TV(5)  Honolulu, HI                Fox/2          380,000        71          6            2         15
WFTX-TV     Fort Myers, FL              Fox/36         320,000        83          5            4          7
WTHI-TV     Terre Haute, IN             CBS/10         157,000       140          3            1         29

-------------------------
(1) Estimated by the A. C. Nielsen Company ("Nielsen") as of January 1998. Rankings are based on the relative size of a station's market among the 211 generally recognized Designated Market Area, as defined by Nielsen ("DMAs").

(2) Represents the number of television stations ("Reportable Stations") designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period.

(3) Reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during February 1998.

(4) Reflects an estimate of the share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

(5) As part of the SF Acquisition, the Company will also acquire KAII-TV and KHAW-TV, which operate as satellite stations of KHON-TV and primarily re-broadcast the signal of KHON-TV. The stations are considered one station for FCC multiple ownership purposes. Low power television translators W40AN and K55D2 retransmit stations WLUK-TV and KHON-TV, respectively.

     On May 15, 1997, the Company entered into an agreement to acquire radio station WQCD-FM in New York City (the "WQCD Acquisition" and, together with the SF Acquisition and the Wabash Valley Acquisition, the "Acquisition Transactions"). Starting in July 1997 and until the purchase of the station is completed, the Company has operated and will continue to operate the station pursuant to a time brokerage agreement under which the Company pays the current owner a monthly fee of approximately $700,000. As a result, the operating results of WQCD-FM are included in the Company's operating results beginning July 1,

1997. Under the acquisition agreement, the current owner had the option to require the Company to purchase the station, which it exercised in December 1997. The current WQCD-FM owner also exercised its right under the acquisition agreement to require the Company to purchase certain TV stations that are to be transferred by the Company to the current WQCD-FM owner in exchange for WQCD-FM. The purchase price for the WQCD Acquisition will be approximately $141 million after adjustments. The Company anticipates that it will complete the acquisition in mid-1998. There can be no assurance, however, with respect to the timing or completion of the WQCD Acquisition, which is subject to certain conditions, including the concurrent acquisition and exchange of the TV stations specified by the current WQCD-FM owner and obtaining the necessary regulatory approvals. See "Recent Developments -- WQCD Acquisition."

INTERNATIONAL BROADCASTING OPERATIONS

     In November 1997, Radio Hungaria Co., Ltd., d/b/a Slager Radio, a Hungarian subsidiary in which the Company owns a 54% interest, was awarded a license to operate a national radio station in Hungary. The license has an initial term of seven years and may be renewed at the Hungarian radio authority's discretion for an additional five years subject to payment of a renewal fee to be negotiated. Slager Radio began broadcasting on February 16, 1998. The programming, based on market research, consists primarily of hit music from the 1960's and 1970's, together with news and public affairs programming. Gallup Research Ratings for March 1998, the first full month of the station's operation, indicate that Slager Radio reaches more than 21% of the Hungarian population daily, which is comparable to other major Hungarian radio networks and stations. A second and more widely used ratings service, Szonda Ipsos, showed similar results. Based upon a ratings survey by Szonda Ipsos during the end of the fifth week and the beginning of the sixth week Slager Radio was on the air, the station already ranked second among all stations listed with a 21% daily national cumulative rating among all persons 15 years of age and older. Management of the Company believes that these initial audience ratings will contribute to advertiser acceptance of the station.

ACQUISITION OF TEXAS MONTHLY MAGAZINE

     The Company acquired Texas Monthly magazine in February 1998. The critically acclaimed magazine, which has received eight National Magazine Awards, has a paid monthly circulation of approximately 300,000 and is believed by the Company to have monthly readership of more than 2,436,000. It marked its 25th anniversary with the publication of the February 1998 issue, which set a single issue advertising record. The Company plans to increase Texas Monthly's operating efficiencies while leaving the highly-regarded editorial product intact.

NEW CREDIT FACILITY

     The Company is negotiating and anticipates receiving a commitment from certain of its current lenders or their affiliates for a new $750 million credit facility (the "New Credit Facility"), which may be increased up to $1.0 billion. The New Credit Facility, which is expected to close in mid-1998, will amend and restate the Company's current $500 million credit facility (the "Existing Credit Facility"). The New Credit Facility consists of a $150 million senior secured 8-year revolving credit facility, a $250 million senior secured 8-year amortizing term loan, a $250 million 8.5-year amortizing term loan and a $100 million 8-year senior secured acquisition revolving credit/term loan facility. Amounts borrowed under the New Credit Facility are expected to bear interest at a variable rate based on an index chosen by the Company. The commitments under the 8-year revolving credit facility, 8-year term loan and acquisition facility will be subject to scheduled annual reductions beginning in 2001 and additional reductions from certain sources such as the net proceeds of asset sales. The acquisition facility commitment will terminate and convert to a term loan one year after closing of the New Credit Facility.

     The New Credit Facility will contain various financial and operating covenants and other restrictions and will be secured by a perfected first priority security interest in substantially all of the Company's and its subsidiaries' tangible and intangible assets. The lenders' obligation to fund under the New Credit Facility will be subject to various conditions, including completion of the Offering, completion of loan documentation acceptable to the lenders, and other customary conditions for similar lines of credit.

PROPOSED NAME CHANGE

     Consistent with diversification of the Company's businesses, its Board of Directors recently proposed to the Company's shareholders that the name of the Company be changed to "Emmis Communications Corporation." The Company's shareholders will vote on the proposed name change at the annual shareholders' meeting scheduled for June 23, 1998, and the Company expects that the name change will become effective sometime in mid-1998.

                                  THE OFFERING


Class A Common Stock Offered.........
                                       4,000,000 shares(1)
  U.S. Offering......................  3,200,000 shares
  International Offering.............  800,000 shares
                                       ----------
     Total...........................  4,000,000 shares(1)
Common Stock to be outstanding after
  the Offering.......................  15,030,560 shares(2), consisting of:
                                       12,469,666 shares of Class A Common Stock
                                       2,560,894 shares of Class B Common Stock
Use of Proceeds......................  To reduce the amount outstanding under the Existing Credit
                                       Facility and, together with borrowings under the New Credit
                                       Facility, to fund the Acquisition Transactions and New
                                       Credit Facility and acquisition-related expenses. See "Use of Proceeds."
Voting Rights........................  Each class of Common Stock has identical rights, except with respect to voting. The Class A Common Stock entitles its
                                       holders to one vote per share on all matters submitted to a vote of the holders of the Company's common stock. In
                                       addition, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's directors. The Class B Common Stock entitles its holders to ten votes per share on all matters submitted to a vote of
                                       the holders of the Company's common stock, except (i) in
                                       connection with any proposed "going private" transaction
                                       between the Company and Jeffrey H. Smulyan (the holder of
                                       all of the Class B Common Stock) or an affiliate of Mr.
                                       Smulyan and (ii) as otherwise provided by law. See
                                       "Principal Shareholders" and "Description of Capital Stock."


-------------------------
(1) Assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."

(2) Includes 8,469,666 shares of Class A Common Stock and 2,560,894 shares of Class B Common Stock outstanding as of April 29, 1998 and assumes that the
    U. S. Underwriters' over-allotment option is not exercised. Excludes 1,490,992 shares of Class A Common Stock and 375,000 shares of Class B Common Stock reserved for issuance in respect of stock options outstanding as of April 29, 1998.


                                  RISK FACTORS


     Prospective investors should consider carefully certain matters relating to the Company, its business and an investment in the Class A Common Stock. See "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data has been derived, except as otherwise noted, from the consolidated financial statements of the Company for the years ended February (29) 28, 1994, 1995, 1996, 1997 and 1998 audited by Arthur Andersen LLP. The unaudited pro forma as adjusted operating and other data reflects adjustments to the condensed consolidated historical operating data of the Company to give effect to (i) the acquisition of WKKX-FM, WALC-FM, WALC-AM, WTLC-FM, WTLC-AM and Texas Monthly (the "Consummated Acquisitions") and the disposition of WALC-AM, all of which occurred during the year ended February 28, 1998, (ii) the Offering and the New Credit Facility, (iii) the WQCD Acquisition, (iv) the SF Acquisition, and (v) the Wabash Valley Acquisition, as if such transactions had occurred at the beginning of the year presented. The unaudited pro forma as adjusted balance sheet data reflects (i) the Offering and the costs incurred in connection with entering into the New Credit Facility,
(ii) the WQCD Acquisition, (iii) the SF Acquisition and (iv) the Wabash Valley Acquisition, as if such transactions had occurred on February 28, 1998. The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements for the years ended February (29) 28, 1996, 1997, and 1998 (the "Consolidated Financial Statements") and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference in this Prospectus, and to the "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto contained elsewhere in this Prospectus.


                                                                          YEAR ENDED FEBRUARY (29) 28,
                                                  ----------------------------------------------------------------------------
                                                                                                                    PRO FORMA
                                                                                                                   AS ADJUSTED
                                                     1994         1995         1996         1997         1998         1998
                                                     ----         ----         ----         ----         ----      -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
OPERATING DATA:
  Net broadcasting revenues.....................  $   50,311   $   66,815   $   99,830   $  103,292   $  125,855   $  204,675
  Broadcasting operating expenses...............      29,368       38,794       53,948       52,839       67,646      118,618
  Publication and other revenue, net of
    operating expenses..........................         657          593          896          834        1,204        3,776
  International business development expenses...          --          313        1,264        1,164          999          999
  Corporate expenses............................       2,765        3,700        4,419        5,929        6,846        9,286
  Time brokerage fee............................          --           --           --           --        5,667           --
  Amortization of television program rights.....          --           --           --           --           --        5,901
  Depreciation and amortization.................       2,812        3,827        5,677        5,481        7,536       30,434
  Noncash compensation..........................       1,725          600        3,667        3,465        4,882        4,882
  Operating income..............................      14,298       20,174       31,751       35,248       33,483       38,331
  Interest expense(1)...........................      13,588        7,849       13,540        9,633       13,772       49,289
  Loss on donation of radio station.............          --           --           --           --        4,833           --
  Other income (expense), net...................        (367)        (170)        (303)         325            6           61
  Income (loss) before income taxes and
    extraordinary item..........................         343       12,155       17,908       25,940       14,884      (10,897)
  Income (loss) before extraordinary item.......        (957)       7,627       10,308       15,440        8,984       (6,484)
  Net income (loss).............................  $   (4,365)  $    7,627   $   10,308   $   15,440   $    8,984   $   (6,484)
  Basic net income (loss) per share.............     (2)       $      .72   $      .96   $     1.41   $      .82   $     (.44)
  Diluted net income (loss) per share...........     (2)       $      .70   $      .93   $     1.37   $      .79   $     (.44)
  Weighted average common shares outstanding --
    Basic.......................................               10,557,328   10,690,677   10,942,996   10,903,333   14,903,333
  Weighted average common shares outstanding --
    Diluted.....................................               10,831,695   11,083,504   11,291,225   11,377,765   14,903,333
OTHER DATA:
Broadcast cash flow(3)..........................  $   20,943   $   28,021   $   45,882   $   50,453   $   58,209   $   81,422
Broadcast cash flow margin(4)...................       41.6%        41.9%        46.0%        48.8%        46.3%        39.8%
EBITDA(5).......................................      18,836       24,601       41,095       44,194       51,568       74,913
Capital expenditures(6).........................         659        1,081        1,396        7,559       16,991       20,876



                                                                               FEBRUARY (29) 28,
                                                  ----------------------------------------------------------------------------
                                                                                                                    PRO FORMA
                                                                                                                   AS ADJUSTED
                                                     1994         1995         1996         1997         1998         1998
                                                     ----         ----         ----         ----         ----      -----------
                                                                                 (IN THOUSANDS)                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $    1,607   $    3,205   $    1,218   $    1,191   $    5,785   $    3,364
Working capital.................................       6,210       10,088       14,761       15,463       23,083       25,028
Net intangible assets (7).......................      30,751      139,729      135,830      131,743      234,558      789,424
Total assets....................................      57,849      183,441      176,566      189,716      333,388      939,083
Total debt, including current portion...........      92,345      152,322      124,257      115,172      231,422      621,422
Redeemable preferred stock......................      11,250           --           --           --           --           --
Shareholders' equity (deficit)..................     (54,229)      (2,661)      13,884       34,422       45,210      200,926


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) Includes debt issuance cost and interest rate cap amortization of $3,263, $660, $1,742, $1,071 and $2,183 for the years ended February (29) 28, 1994 through 1998, respectively, and $1,253 on a pro forma basis for the year ended February 28, 1998.

(2) On March 1, 1994, the Company closed on its initial public offering of its Class A Common Stock. Accordingly, basic and diluted net income per share information is not applicable for the year ended February 28, 1994.

(3) The performance of a broadcast group, such as Emmis, is customarily measured by the ability of its stations to generate broadcast cash flow. Broadcast cash flow is not a measure of liquidity or of performance calculated in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not as a substitute for the Company's results of operations presented on the basis of generally accepted accounting principles. The Company believes that broadcast cash flow is useful because it is generally recognized by the broadcasting industry as a measure of performance and is used by analysts who report on the performance of broadcasting companies. However, broadcast cash flow is not a standardized measure and may be calculated in a number of ways. Emmis defines broadcast cash flow as advertising revenues net of agency commissions, less broadcasting operating expenses and cash paid for television program rights. The primary source of advertising revenues is the sale of advertising time to local and national advertisers. The most significant broadcasting operating expenses are employee salaries and commissions, costs associated with programming, advertising and promotion, and station general and administrative costs.

(4) Broadcast cash flow margin is defined as broadcast cash flow divided by net broadcasting revenues.

(5) EBITDA is defined as broadcast cash flow plus publication and other revenue, net of operating expenses, less international business development expenses and corporate expenses.

(6) Capital expenditures for the year ended February 28, 1998 includes progress payments totaling $11,775 in connection with the construction of the Company's new Indianapolis office and studio facility.

(7) Net intangible assets consist primarily of FCC licenses and excess of cost over fair value of net assets of purchased businesses, net of accumulated amortization.

                                  RISK FACTORS

     An investment in the shares of Class A Common Stock offered hereby involves a significant degree of risk. In determining whether to make an investment in shares of Class A Common Stock, prospective purchasers should consider carefully all of the information set forth in this Prospectus and, in particular, the following factors.

CONSUMMATION OF PENDING ACQUISITIONS

     Consummation of each of the pending acquisitions (the WQCD Acquisition, the SF Acquisition and the Wabash Valley Acquisition) is subject to numerous closing conditions, including the receipt of all required regulatory approvals. There can be no assurance that any of these transactions will be consummated in a timely manner or on the terms described in this Prospectus, if at all. See "Recent Developments."

NEW LINE OF BUSINESS

     To date, the Company has concentrated its business operations in radio broadcasting and magazine publishing and has not operated television stations. Although the Company has entered into a letter of intent with a manager who has substantial television experience to manage its television stations once the SF Acquisition and the Wabash Valley Acquisition are consummated, the Company has no established operating history in the television industry and the Company will be required to assimilate the operations of these television properties into the operations of the Company. In addition, due to the need to purchase syndicated programming and develop original programming substantially in advance of the date it is first broadcast, there will likely be a significant delay between the date the Company completes its acquisition of the Television Stations and any material improvements in their audience ratings or broadcast cash flow. If the Company experiences losses of key personnel at the Television Stations or certain types of programming cannot be obtained or developed by the Company at an acceptable cost, or at all, such improvements in audience ratings or broadcast cash flow could be further delayed or diminished. There can be no assurance that the management of the Company will be able to integrate successfully the Television Stations into its business. Any delays or unexpected costs incurred in connection with such integration could have an adverse effect on the Company's business, operating results or financial condition.

RELIANCE ON PROGRAMMING

     Among the Company's most significant operating costs for the Television Stations will be syndicated programming. Future increases in syndicated programming costs may adversely affect the Company's operating results. Acquisition of program rights are often made two or three years in advance, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase operating costs.

NETWORK AFFILIATION AGREEMENTS

     Five of the Television Stations are affiliated with Fox and one with CBS. Each of these networks generally provides these stations with prime time programming for a prescribed number of hours per week. In return, the stations broadcast network-inserted commercials during such programming and receive cash compensation from the network or the right to broadcast a specified amount of station-inserted commercials during the network programming. Although network affiliates generally have achieved higher ratings than unaffiliated independent stations in the same market, there can be no assurance as to the future success of each network's programming or the continuation of such programming. The network affiliation agreements are subject to termination by the networks under certain circumstances. The Company believes that it enjoys a good relationship with both Fox and CBS. However, there can be no assurance that the affiliation agreements will remain in place or that each network will continue to provide programming or compensation to affiliates on the same basis as currently provided. The non-renewal or termination of a network affiliation agreement could have a material adverse effect on the affected Television Station's operations and broadcast cash flow.

LIMITATIONS ON ACQUISITION STRATEGY

     The Company intends to pursue growth through the acquisition of radio station groups, individual radio stations and television stations as management believes appropriate and in keeping with the factors set forth in "Business -- Business Strategy." Accordingly, the Company's future performance will depend, in part, upon its ability to successfully implement its acquisition strategy, evaluate markets, secure financing and obtain required governmental authorizations, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. The Company competes and will continue to compete with many other buyers for the acquisition of radio and television stations. Many of those competitors have significantly greater financial and other resources than those of the Company. The Company cannot predict whether it will be successful in pursuing acquisition opportunities or what the consequences of any acquisitions will be. Moreover, a significant element of the Company's acquisition strategy involves acquiring underperforming broadcast properties and using the Company's experience to improve their financial and operational performance. Thus, it is likely that most of the benefits to the Company from any particular acquisition will be realized over time, rather than immediately, and that the Company will be required to incur initial costs, which may be significant, in connection with implementing its operating strategies at broadcast properties it acquires. See "Business -- Business Strategy."

COMPETITIVE NATURE OF BROADCASTING

     The broadcasting industry is a highly competitive business. The success of each of the Company's stations is dependent, to a significant degree, upon its audience ratings and share of the overall advertising revenue within its markets. The Company's stations compete for audiences and advertising revenue directly with other radio and television stations, some of whose owners have greater financial resources than the Company, as well as with other media, within their respective markets, including cable television, newspapers, magazines, direct mail, compact discs, music videos, the internet and outdoor advertising. Although the Company believes that each of its stations is able to compete effectively in its broadcast area, there can be no assurance that any one of the Company's stations will be able to maintain or increase its current audience ratings or advertising revenue market share. In addition, from time to time other stations may change their format or programming to compete directly with the Company's stations for audience and advertisers, or engage in aggressive promotional campaigns, which could result in lower ratings and advertising revenue, increased promotion and other expenses and, consequently, lower broadcast cash flow for the Company.

KEY PERSONNEL

     The Company's business is dependent upon the performance of certain key employees, including its Chief Executive Officer and President. The Company has employment agreements with its Chief Executive Officer and President and certain other key employees but does not maintain key-man life insurance. The Company employs several on-air personalities with significant loyal audiences in their respective broadcast areas. The Company generally enters into long-term employment agreements with its key on-air talent to protect its interest in those relationships, but there can be no assurance that all of these on-air personalities will remain with the Company. In addition, the Company's success in operating the Television Stations will be dependent in significant part upon the performance of Greg Nathanson, with whom the Company has entered into a letter of intent to manage its television division. See "Recent Developments -- New Television Management Structure."

CONTROL OF THE COMPANY


     Jeffrey H. Smulyan, the Chief Executive Officer and President of the Company, will hold immediately following the Offering shares representing approximately 70.4% of the outstanding combined voting power of all classes of the Common Stock. As a result of his voting power, Mr. Smulyan can control the outcome of most matters submitted to a vote of the holders of the Common Stock, including the election of a majority of the directors.

ABILITY TO SERVICE INDEBTEDNESS


     At February 28, 1998, on a pro forma basis, after giving effect to the Acquisition Transactions, the Offering and the New Credit Facility, the Company would have had $621.4 million of total debt. Subject to restrictions in the New Credit Facility, the Company may incur additional indebtedness from time to time to finance acquisitions or for other corporate purposes. Interest expense for the fiscal years ended February (29) 28, 1996, 1997 and 1998 was $13.5 million, $9.6 million and $13.8 million, respectively, and pro forma interest expense for the fiscal year ended February 28, 1998 was $49.3 million.


     The level of the Company's indebtedness could have important consequences to stockholders, including the need to dedicate broadcast cash flow to debt service, the possibility that future acquisitions or capital expenditures by the Company could be restricted, and the increased vulnerability of the Company to economic downturns or competitive pressures. Certain of the Company's competitors currently operate on a less leveraged basis and may have significantly greater operating and financing flexibility than the Company. The Company expects that its revenues will be sufficient to meet its operating expenses and to service its debt requirements as they become due. If the Company is unable to service its indebtedness, however, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be implemented on satisfactory terms, if at all, and the implementation of any of these alternative strategies could have a negative impact on the value of the Class A Common Stock.

NEW TECHNOLOGIES

     The broadcasting industry is subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, by direct broadcast satellite ("DBS") systems, by digital audio broadcasting ("DAB"), by digital television ("DTV") and by satellite digital audio radio service ("satellite DARS" or "SDARS"). DBS systems provide programming on a subscription basis to those who have purchased and installed a satellite signal receiving dish and associated decoder equipment. DBS systems claim to provide visual picture quality comparable to that found in movie theaters and aural quality comparable to digital audio compact discs. DBS systems do not, except in certain instances, provide the signals of traditional over-the-air broadcast stations, and thus are generally restricted to providing the programming of premium services such as HBO and other traditionally cable-oriented satellite programming services. DAB and SDARS provide for the delivery by terrestrial and satellite means, respectively, of multiple new, high-quality audio programming formats to local and national audiences. DAB technology may be used in the future by radio broadcast stations either on existing or alternate broadcasting frequencies or on new frequency bands. DTV will provide additional channels to television broadcasters which can be used for such services as multiple standard definition program channels, data transfer, subscription video, interactive materials and audio signals as well as digital video programming. Under current rules of the Federal Communications Commission (the "FCC"), television broadcasters will be required to broadcast a digital signal by specified dates based on the size of their respective markets and then to return their analog channel to the FCC. The Television Stations will be required to broadcast a digital signal by May 2001. The Company cannot predict at this time the effect, if any, that any such new technologies may have on the radio or television broadcasting industry. However, assuming the Acquisition Transactions occur, the Company will incur considerable expense in the conversion of the SF TV Stations and the Wabash Valley TV Stations to DTV and is unable to predict the extent or timing of consumer demand for any such DTV services.

BROADCASTING INDUSTRY SUBJECT TO FEDERAL REGULATION

     The broadcasting industry is subject to extensive and changing regulation by the FCC under (among other laws) the Communications Act of 1934, as amended (and, as amended by the Telecommunications Act of 1996 (the "1996 Act"), the "Communications Act"). Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly affect the ownership, operation and employment practices of stations. The FCC has the power to impose penalties for violation of its rules or the Communications Act. In particular, the Company's business will be dependent upon continuing to hold broadcasting licenses from the FCC that are issued for terms of up to eight years. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that any of the Company's stations' licenses will be renewed at their expiration date, or that renewals, if granted, will not include conditions or qualifications that could adversely affect the Company's operations. In addition, the Communications Act and FCC rules restrict ownership by non-U.S. persons and voting of capital stock of, and participation in the affairs of the Company. Moreover, laws and governmental regulations and policies may be changed significantly over time and there can be no assurance that such changes will not have a material adverse effect on the business, financial condition and results of operation of the Company. The Company's Articles of Incorporation contain provisions which permit restrictions on the ownership, voting and transfer of the Company's capital stock in accordance with the Communications Act and the rules and regulations of the FCC.

     The 1996 Act, which amended the Communications Act in a number of important respects, has created significant new opportunities for broadcasters, but also has created uncertainties as to how the FCC and the courts will enforce and interpret the 1996 Act. Although the 1996 Act eliminated the national ownership ceiling previously applicable to radio broadcasters, eliminated most restrictions on the national ownership of television stations and loosened restrictions previously applicable to ownership of radio stations within single markets, significant restrictions remain on permitted levels of local ownership. In addition, the limitations on the number of radio stations the Company may acquire in any market may vary depending upon whether the interests in other radio stations and television stations or certain other media properties of certain individuals affiliated with the Company are attributable to those individuals under FCC rules. The FCC's rules also generally prohibit a single entity from owning radio stations and television stations in the same local market, which may limit the Company's ability to acquire additional stations. Moreover, under the FCC's cross-interest policy, the FCC in certain instances may prohibit one party from acquiring an attributable interest in one media outlet and substantial non-attributable economic interest in another media outlet in the same market, thereby prohibiting a particular acquisition by the Company.

INTERNATIONAL BUSINESS RISKS

     The Company currently conducts radio broadcasting operations in Hungary and intends to pursue additional broadcasting opportunities in other foreign countries. The risks of doing business in foreign countries include changing regulatory policies, potential adverse changes in the diplomatic relations of foreign countries with the United States, hostility from local populations, adverse effects of currency exchange controls, restrictions on the withdrawal of foreign investment and earnings, government policies against businesses owned by non-nationals, expropriations of property, the potential instability of foreign governments and the risk of insurrections that could result in losses against which the Company is not insured. The Company's international operations also are subject to economic uncertainties, including, among others, risks of renegotiation, modification or termination of existing agreements or arrangements with governmental authorities, foreign exchange restrictions, changes in taxation structure and currency exchange rate risk.

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements which can be identified by terminology such as "believes," "anticipates," "intends," "expects" and similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the high leverage of the Company; the Company's ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the

Company; and other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," and "Business." GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this Prospectus to reflect future results, events or developments.

                                  THE COMPANY

     The Company is a diversified media company with radio broadcasting and magazine publishing operations and, following the consummation of two pending acquisitions, television broadcasting operations. In 1997 the Company ranked as the eighth largest radio broadcaster in the United States based on total number of listeners and the ninth largest radio broadcaster in the United States based on total revenue. The Radio Stations, consisting of eleven FM radio stations and two AM radio stations owned or operated by the Company in the United States, serve the nation's three largest radio markets of New York City, Los Angeles and Chicago, as well as St. Louis and Indianapolis. These markets accounted for approximately $1.7 billion in radio advertising revenues in calendar year 1997 as reported in Duncan's Radio Market Guide (1998 ed.). The Company has entered into agreements to purchase the Television Stations, consisting of six network-affiliated television stations located in New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, Honolulu, Hawaii, Fort Myers, Florida and Terre Haute, Indiana. All of the Television Stations are VHF stations except the Fort Myers station, which is a UHF station. The markets served by the Television Stations accounted for approximately $360 million in television advertising revenue in calendar year 1997 as reported in the 1998 BIA Report. The Company expects to complete the purchase of the Television Stations in the second half of 1998.

     The Company also operates a national radio station in Hungary and news and agriculture information networks in Indiana, publishes Indianapolis Monthly, Atlanta, Cincinnati and Texas Monthly magazines and engages in various businesses ancillary to its broadcasting business, such as consulting and broadcast tower leasing.

     The Company's principal executive offices are located at 950 North Meridian Street, Suite 1200, Indianapolis, Indiana 46204, and its telephone number is
(317) 266-0100.

                              RECENT DEVELOPMENTS

SF ACQUISITION

     Effective March 30, 1998, the Company entered into a definitive agreement to acquire the SF Stations, consisting of televisions stations WVUE-TV, New Orleans, Louisiana; WALA-TV, Mobile, Alabama; WLUK-TV, Green Bay, Wisconsin; and KHON-TV, Honolulu, Hawaii, for approximately $307 million, with $257 million payable in cash at closing, $25 million payable at closing in either cash or Class A Common stock at the Company's option, and $25 million with interest at 8% per annum payable one year after closing in either cash or Class A Common Stock at the Company's option. The Company currently anticipates that it will pay all of the purchase price in cash. The following table sets forth certain information regarding the SF TV Stations and the markets in which they operate:

                                                                              NUMBER OF               STATION     LICENSE
TELEVISION        METROPOLITAN         AFFILIATION/   HOUSEHOLDS     DMA       STATIONS     STATION   AUDIENCE   EXPIRATION
 STATION          AREA SERVED            CHANNEL      IN DMA(1)    RANK(1)   IN MARKET(2)   RANK(3)   SHARE(4)      DATE
----------        ------------         ------------   ----------   -------   ------------   -------   --------   ----------
WVUE-TV     New Orleans, LA             Fox/8          623,000       41           6            4          8        6/1/05
WALA-TV     Mobile, AL-Pensacola, FL    Fox/10         450,000       62           5            3         10        4/1/05
WLUK-TV(5)  Green Bay, WI               Fox/11         381,000       70           5            4          9       12/1/05
KHON-TV(5)  Honolulu, HI                Fox/2          380,000       71           6            2         15        2/1/99

-------------------------
(1) Estimated by the Nielsen as of January 1998. Rankings are based on the relative size of a station's market among the 211 generally recognized DMAs.

(2) Represents the number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period.

(3) Reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during February 1998.

(4) Reflects an estimate of the share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

(5) As part of the SF Acquisition, the Company will also acquire KAII-TV and KHAW-TV, which operate as satellite stations of KHON-TV and primarily re-broadcast the signal of KHON-TV. The stations are considered one station for FCC multiple ownership purposes. Low power television translators W40AN and K55D2 retransmit stations WLUK-TV and KHON-TV, respectively.

     Network Affiliation. Each of the SF TV Stations is an affiliate of the Fox television network pursuant to an affiliation agreement with Fox Broadcasting Company ("Fox"). As part of the SF Acquisition, the Company will enter into new affiliation agreements with Fox (the "Fox Affiliation Agreements") which will terminate in August 2006, subject to earlier termination (as described below). Fox may extend the initial term of each of the Fox Affiliation Agreements for additional successive periods of two years if it gives the requisite written notice to the relevant SF TV Station and such SF TV Station fails to give Fox written notice within a prescribed time period that it rejects such an extension. Pursuant to the Fox Affiliation Agreements, Fox is to provide the SF TV Stations with programming in return for the stations' broadcasting of Fox-inserted commercials in such programming. The SF TV Stations also retain the right to include a limited amount of commercials during Fox programming. Each of the Fox Affiliation Agreements is subject to termination by Fox in certain instances, including termination in the event (i) a station makes unauthorized preemptions of Fox programming; (ii) there is a material change in certain aspects of the stations' operations, making the affiliation (as of the date of the applicable agreement) less valuable to Fox; (iii) Fox or an affiliate acquires a significant ownership interest in a television station within the affected SF TV Station's market; or (iv) there are certain transfers of control of a station's FCC licenses.

WABASH VALLEY ACQUISITION

     Effective March 20, 1998, the Company entered into a definitive agreement to acquire the Wabash Valley TV Stations, consisting of television stations WFTX-TV, Fort Myers, Florida and WTHI-TV, Terre Haute, Indiana, as well as three radio stations, for approximately $90 million in cash. The following table sets forth certain information regarding the Wabash Valley TV Stations and the markets in which they operate:

                                                      HOUSEHOLDS              NUMBER OF               STATION     LICENSE
     TELEVISION         METROPOLITAN    AFFILIATION/    IN DMA       DMA       STATIONS     STATION   AUDIENCE   EXPIRATION
       STATION           AREA SERVED      CHANNEL        (1)       BANK(1)   IN MARKET(2)   BANK(3)   SHARE(4)      DATE
     ----------         ------------    ------------  ----------   -------   ------------   -------   --------   ----------
                       Fort Myers,
WFTX-TV                FL.............  Fox/36         320,000        83          5            4          7        2/1/05
                       Terre Haute,
WTHI-TV                IN.............  CBS/10         157,000       140          3            1         29        8/1/05

-------------------------
(1) Estimated by Nielsen as of January 1998. Rankings are based on the relative size of a station's market among the 211 generally recognized DMAs.

(2) Represents the number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period.

(3) Reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during February 1998.

(4) Reflects an estimate of the share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

     Network Affiliation. WFTX-TV is an affiliate of the Fox television network pursuant to an affiliation agreement which will terminate on August 31, 1998. The Company has been advised by Fox that Fox is willing to enter into a new network affiliation agreement on terms and conditions substantially similar to the Fox Affiliation Agreements for the SF TV Stations. WTHI-TV is a CBS affiliate under an affiliation agreement extending through December 2005, subject to earlier termination in certain instances, including transfer of control of the affiliated station's FCC licenses. The Company has received assurances from CBS that the Company's purchase of WTHI-TV will not result in termination of the station's affiliation agreement. Under the terms of this agreement, CBS makes available network programming which the station may accept or reject. In consideration of network programming accepted and broadcast by the station, CBS pays the station cash compensation calculated under a formula which is a function of several factors, including the day and time of the broadcast, the length of the program and the amount of the network-inserted commercials during the program.

     Wabash Valley Radio Stations. The three radio stations included in the Wabash Valley Acquisition are WTHI-FM, WTHI-AM and WWVR-FM in Terre Haute, Indiana. WTHI-FM currently operates in a Country format and was the number one station in the Terre Haute market, according to the Fall 1997 Ratings published by Arbitron (the "Fall 1997 Arbitron Survey"), which is the most recent ratings information available for this market. WTHI-AM currently operates in a Talk format and was tied for the number eight station overall in the Terre Haute market according to the Fall 1997 Arbitron Survey. The combined broadcast cash flow for WTHI-FM and WTHI-AM was approximately $555,000 in 1997. WWVR-FM (which is now in the process of being acquired by the seller under the Wabash Valley Acquisition agreement) currently operates in a Religious format and was the number seven station overall in the Terre Haute market according to the Fall 1997 Arbitron Survey. The Company does not expect WWVR-FM to have a material effect on the Company's broadcast cash flow or net income in the near term. The Company's ownership of these Terre Haute radio stations together with television station WTHI-TV, will require a waiver of the FCC's multiple ownership rules. The Company has applied for the waiver, but if not granted by the FCC, the Company may be required to divest its ownership of one or more of the Terre Haute radio stations. Terre Haute ranks 172nd by radio advertising revenue according to Duncan's Radio Market Guide (1998 ed.).

NEW TELEVISION MANAGEMENT STRUCTURE

     The Company plans to create a separate television division to manage the SF TV Stations and the Wabash Valley TV Stations. The Company has entered into a letter of intent with Greg Nathanson to manage the Company's television division. Mr. Nathanson has nearly 30 years of television broadcasting experience and is currently the President of Programming and Development for Twentieth Television. Previously, he has served as President of Fox Television Stations, where he oversaw the operation of Fox Television's owned and operated stations in seven cities, as Vice President of Prime Time Scheduling for ABC Entertainment, as Senior Vice President of Programming at Showtime, where he was responsible for the acquisition and scheduling of films and the development and production of original programs, and as Vice President of Programming for Premier, a pay television network. He has also served at various times as the General Manager and as Vice President of Programming for various television stations.

WQCD ACQUISITION

     On May 15, 1997, the Company entered into an agreement to acquire radio station WQCD-FM in New York City. Starting in July 1997 and until the purchase of the station is completed, the Company has operated and will continue to operate the station pursuant to a time brokerage agreement under which the Company pays the current owner a monthly fee of approximately $700,000. As a result, the operating results of WQCD-FM are included in the Company's operating results beginning July 1, 1997. Under the acquisition agreement, the current owner had the option to require the Company to purchase the station, which it exercised in December 1997. The current WQCD-FM owner also exercised its right under the agreement to require the Company to purchase certain TV stations that are to be transferred by the Company to the current WQCD-FM owner in exchange for WQCD-FM. The purchase price for the WQCD Acquisition will be approximately $141 million after adjustments. The Company anticipates that it will complete the acquisition in mid-1998. There can be no assurance, however, with respect to the timing or completion of the WQCD Acquisition, which is subject to certain conditions, including the concurrent acquisition and exchange of the TV stations specified by the current WQCD-FM owner and obtaining the necessary regulatory approvals.

INTERNATIONAL BROADCASTING OPERATIONS

     In November 1997, Radio Hungaria Co. Ltd., d/b/a Slager Radio, a Hungarian subsidiary in which the Company owns a 54% interest, was awarded a license to operate a national radio station in Hungary. The cost of the license was approximately $19.2 million, of which approximately $7.3 million had been paid as of February 28, 1998. The license has an initial term of seven years and may be renewed at the Hungarian radio authority's discretion for an additional five years subject to payment of a renewal fee to be negotiated. Slager Radio began broadcasting on February 16, 1998. The programming, based on market research, consists primarily of hit music from the 1960's and 1970's, together with news and public affairs programming. Gallup Research Ratings for March 1998, the first full month of the station's operation, indicate that Slager Radio reaches more than 21% of the Hungarian population daily, which is comparable to other major Hungarian radio networks and stations. A second and more widely used ratings service, Szonda Ipsos, showed similar results. Based upon a ratings survey by Szonda Ipsos during the end of the fifth week and the beginning of the sixth week Slager Radio was on the air, the station already ranked second among all stations listed with a 21% daily national cumulative rating among all persons 15 years of age and older. Management of the Company believes that these initial audience ratings will contribute to advertiser acceptance of the station.

ACQUISITION OF TEXAS MONTHLY MAGAZINE

     The Company acquired Texas Monthly magazine in February 1998. The critically acclaimed magazine, which has received eight National Magazine Awards, has a paid monthly circulation of approximately 300,000 and is believed by the Company to have a monthly readership of more than 2,436,000. It marked its 25th anniversary with the publication of the February 1998 issue, which set a single issue advertising record. The Company plans to increase Texas Monthly's operating efficiencies while leaving the highly regarded editorial product intact.

NEW CREDIT FACILITY

     The Company is negotiating and anticipates receiving a commitment from TD Securities (USA) Inc., First Union Capital Markets and BankBoston, N.A. (together with any additional lending institutions which may later provide a portion of the credit, the "Lenders") for the $750 million New Credit Facility, which may be increased up to $1.0 billion with the consent of the Lenders. The New Credit Facility consists of a $150 million senior secured 8-year revolving credit facility, a $250 million senior secured 8-year amortizing term loan, a $250 million 8.5-year amortizing term loan and a $100 million 8-year senior secured acquisition revolving credit/term loan facility. The acquisition facility commitment will terminate and convert to a term loan one year after closing of the New Credit Facility. The New Credit Facility, which is expected to close in mid-1998, will replace the $500 million Existing Credit Facility.

     Amounts borrowed under the New Credit Facility are expected to bear interest, at the option of the Company, at a rate equal to the London Interbank Offered Rate ("LIBOR") or a "base rate" equal to the higher of the Federal Funds rate or the prime rate, plus a margin. The commitments under the 8-year revolving credit facility, 8-year term loan and acquisition facility will be subject to scheduled annual reductions ranging from 10.0% to 22.5% during the period from 2001 to 2006, and additional reductions from certain sources such as the net proceeds of asset sales.

     The New Credit Facility will contain various financial and operating covenants and other restrictions and will be secured by a first priority security interest in substantially all of the Company's and its subsidiaries' tangible and intangible assets. The Lenders' obligation to fund under the New Credit Facility will be subject to various conditions, including completion of the Offering, completion of loan documentation acceptable to the Lenders, and other customary conditions for similar lines of credit.

PROPOSED NAME CHANGE

     Consistent with diversification of the Company's businesses, its Board of Directors recently proposed to the Company's shareholders that the name of the Company be changed to "Emmis Communications Corporation." The Company's shareholders will vote on the proposed name change at the annual shareholders' meeting scheduled for June 23, 1998, and the Company expects that the name change will become effective sometime in mid-1998.

RECENT OPERATING RESULTS

     Net broadcasting revenue for the SF TV Stations was $11,819,000 for the three months ended March 29, 1998 compared to $11,820,000 for the same period in 1997. Although net broadcasting revenues remained relatively consistent with the same period in the prior year, increases in Green Bay and Mobile were offset by decreases in net broadcasting revenue in New Orleans and Honolulu. According to current station management, the decrease in net broadcasting revenues in New Orleans and Honolulu was primarily due to a decrease in national sales in the New Orleans market and a softening of economic conditions in Hawaii. Broadcast operating expenses were $9,134,000 for the three months ended March 29, 1998 compared to $9,083,000 for the same period in 1997. Program license rights payments increased to $1,548,000 for the three months ended March 29, 1998 from $653,000 for the same period in 1997 primarily, according to current station management, as a result of the addition of football specialty programming at the New Orleans station and planned additions to program inventory. Broadcast cash flow decreased to $1,137,000 for the three months ended March 29, 1998 from $2,084,000 for the same period in 1997 as a consequence of budgeted-for increases in program license rights payments.

     Net broadcasting revenue for the Wabash Valley TV Stations increased to $4,382,000 for the three months ended March 31, 1998 from $4,255,000 for the same period in 1997, according to current station management, as a result of improved market conditions and improved station performance in Ft. Myers. Broadcast operating expenses increased to $2,920,000 for the three months ended March 31, 1998 from $2,619,000 for the same period in 1997 primarily, according to current station management, as a result of enhancements made to the production of news in Ft. Myers and the adoption of a management incentive plan by the current owners. Program license rights payments were $411,000 for the three months ended March 31, 1998 compared to $427,000 for the same period in 1997 and broadcast cash flow decreased to $1,051,000 for the three months ended March 31, 1998 from $1,209,000 for the same period in 1997 as a result of the increase in broadcast operating expenses in excess of the increase in net broadcasting revenue.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Class A Common Stock offered hereby (after Offering expenses of approximately $1.6 million) are expected to be approximately $158.0 million (approximately $181.9 million if the U. S. Underwriters' over-allotment option is exercised in full). The Company currently intends to use all of such net proceeds to partially repay amounts outstanding under the Existing Credit Facility (approximately $257 million as of May 28, 1998) and, together with borrowings under the New Credit Facility, to fund the Acquisition Transactions and New Credit Facility and acquisition-related expenses. Borrowings under the Existing Credit Facility bear interest at a floating rate, which averaged 6.60% during the year ended February 28, 1998.


     The following table summarizes the estimated sources and uses of funds assuming consummation of the Offering and the Acquisition Transactions and borrowings under the New Credit Facility necessary to consummate the Acquisition Transactions.


                                                                  AMOUNT
                                                                  ------
                                                              (IN THOUSANDS)
Sources:
  Net proceeds to the Company from the Class A Common Stock
     Offering (after Offering expenses of approximately $1.6
     million)...............................................     $158,000
  Borrowings under New Credit Facility......................      605,000
                                                                 --------
     Total sources..........................................     $763,000
                                                                 ========
Uses:
  Repayment of Existing Credit Facility.....................     $215,000
  WQCD Acquisition..........................................      141,000
  SF Acquisition............................................      309,500(1)
  Wabash Valley Acquisition.................................       91,000
  New Credit Facility expenses..............................        6,500
                                                                 --------
     Total uses.............................................     $763,000
                                                                 ========


-------------------------
(1) This assumes the entire purchase price for the SF Acquisition is paid in cash. See "Recent Developments -- SF Acquisition."

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

     The Class A Common Stock is traded on The NASDAQ National Market under the symbol EMMS. The following table sets forth the high and low sale prices of the Class A Common Stock for the periods indicated.


                                                                      PRICES
                                                                    PER SHARE
                                                                ------------------
                      QUARTERLY PERIOD                           HIGH        LOW
                      ----------------                           ----        ---
FISCAL YEAR ENDED FEBRUARY 28, 1997
  First Quarter.............................................    $46  3/4   $35
  Second Quarter............................................     52  1/2    41  1/4
  Third Quarter.............................................     53  1/2    31  3/4
  Fourth Quarter............................................     39  1/2    30
FISCAL YEAR ENDED FEBRUARY 28, 1998
  First Quarter.............................................     39  1/4    33  3/4
  Second Quarter............................................     49  3/4    36  1/2
  Third Quarter.............................................     47  7/8    43  1/4
  Fourth Quarter............................................     49  1/2    44
FISCAL YEAR ENDED FEBRUARY 28, 1999
  First Quarter (through May 28, 1998)......................     57  1/8    43



     The last reported sale price of the Class A Common Stock on The NASDAQ National Market on May 28, 1998 was $43 1/8 per share. As of May 28, 1998, there were 623 registered holders of Class A Common Stock.


     The Company has followed a policy of retaining earnings for use in its business rather than paying any dividends, has not paid dividends and does not anticipate paying any dividends on shares of its Common Stock in the foreseeable future. Under the Existing Credit Facility, the Company is restricted in its ability to pay cash dividends on its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 28, 1998 on an actual basis and on a pro forma basis as adjusted giving effect to (i) the Offering and the costs incurred in connection with entering into the New Credit Facility, (ii) the WQCD Acquisition, (iii) the SF Acquisition and (iv) the Wabash Valley Acquisition, as if such transactions had occurred on February 28, 1998. The following table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto incorporated by reference herein.


                                                                  FEBRUARY 28, 1998
                                                              --------------------------
                                                                              PRO FORMA
                                                               ACTUAL        AS ADJUSTED
                                                               ------        -----------
                                                                    (IN THOUSANDS)
Short-term debt, including current maturities(1)............  $     51        $     51
                                                              ========        ========
Long-term debt, excluding current maturities:
  Credit facility...........................................  $215,000        $605,000
  Capital leases............................................       127             127
  Hungarian radio debt(2)...................................    16,244          16,244
                                                              --------        --------
       Total long-term debt, excluding current maturities...   231,371         621,371
                                                              --------        --------
Shareholders' equity:
  Class A Common Stock, $.01 par value, authorized
     34,000,000 shares, issued and outstanding 8,430,660
     shares, 12,430,660 shares as adjusted..................        84             124
  Class B Common Stock, $.01 par value, authorized 6,000,000
     shares, issued and outstanding 2,560,894 shares........        26              26
  Additional paid-in capital................................    72,753         230,713
  Accumulated deficit.......................................   (27,653)        (29,937)
                                                              --------        --------
       Total shareholders' equity...........................    45,210         200,926
                                                              --------        --------
          Total capitalization..............................  $276,581        $822,297
                                                              ========        ========


-------------------------
(1) Includes current portion of capital leases.


(2) Includes license fee obligation to the Hungarian government and bonds and notes payable to minority shareholders of the Company's Hungarian subsidiary.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data has been derived, except as otherwise noted, from the consolidated financial statements of the Company for the years ended February (29) 28, 1994, 1995, 1996, 1997 and 1998 audited by Arthur Andersen LLP. The unaudited pro forma as adjusted operating and other data reflects adjustments to the condensed consolidated historical operating data of the Company to give effect to (i) the Consummated Acquisitions and the disposition of WALC-AM, all of which occurred during the year ended February 28, 1998, (ii) the Offering and the New Credit Facility, (iii) the WQCD Acquisition,
(iv) the SF Acquisition, and (v) the Wabash Valley Acquisition, as if such transactions had occurred at the beginning of the year presented. The unaudited pro forma as adjusted balance sheet data reflects (i) the Offering and the costs incurred in connection with entering into the New Credit Facility, (ii) the WQCD Acquisition, (iii) the SF Acquisition and (iv) the Wabash Valley Acquisition, as if such transactions had occurred on February 28, 1998. The selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements for the years ended February (29) 28, 1996, 1997, and 1998 (the "Consolidated Financial Statements") and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference in this Prospectus, and to the "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto contained elsewhere in this Prospectus.


                                                                          YEAR ENDED FEBRUARY (29) 28,
                                                  ----------------------------------------------------------------------------
                                                                                                                    PRO FORMA
                                                                                                                   AS ADJUSTED
                                                     1994         1995         1996         1997         1998         1998
                                                     ----         ----         ----         ----         ----      -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
OPERATING DATA:
  Net broadcasting revenues.....................  $   50,311   $   66,815   $   99,830   $  103,292   $  125,855   $  204,675
  Broadcasting operating expenses...............      29,368       38,794       53,948       52,839       67,646      118,618
  Publication and other revenue, net of
    operating expenses..........................         657          593          896          834        1,204        3,776
  International business development expenses...          --          313        1,264        1,164          999          999
  Corporate expenses............................       2,765        3,700        4,419        5,929        6,846        9,286
  Time brokerage fee............................          --           --           --           --        5,667           --
  Amortization of television program rights.....          --           --           --           --           --        5,901
  Depreciation and amortization.................       2,812        3,827        5,677        5,481        7,536       30,434
  Noncash compensation..........................       1,725          600        3,667        3,465        4,882        4,882
  Operating income..............................      14,298       20,174       31,751       35,248       33,483       38,331
  Interest expense(1)...........................      13,588        7,849       13,540        9,633       13,772       49,289
  Loss on donation of radio station.............          --           --           --           --        4,833           --
  Other income (expense), net...................        (367)        (170)        (303)         325            6           61
  Income (loss) before income taxes and
    extraordinary item..........................         343       12,155       17,908       25,940       14,884      (10,897)
  Income (loss) before extraordinary item.......        (957)       7,627       10,308       15,440        8,984       (6,484)
  Net income (loss).............................  $   (4,365)  $    7,627   $   10,308   $   15,440   $    8,984   $   (6,484)
  Basic net income (loss) per share.............     (2)       $      .72   $      .96   $     1.41   $      .82   $     (.44)
  Diluted net income (loss) per share...........     (2)       $      .70   $      .93   $     1.37   $      .79   $     (.44)
  Weighted average common shares outstanding --
    Basic.......................................               10,557,328   10,690,677   10,942,996   10,903,333   14,903,333
  Weighted average common shares outstanding --
    Diluted.....................................               10,831,695   11,083,504   11,291,225   11,377,765   14,903,333
OTHER DATA:
Broadcast cash flow(3)..........................      20,943       28,021       45,882       50,453       58,209       81,422
Broadcast cash flow margin(4)...................       41.6%        41.9%        46.0%        48.8%        46.3%        39.8%
EBITDA(5).......................................      18,836       24,601       41,095       44,194       51,568       74,913
Capital expenditures(6).........................         659        1,081        1,396        7,559       16,991       20,876



                                                                               FEBRUARY (29) 28,
                                                  ----------------------------------------------------------------------------
                                                                                                                    PRO FORMA
                                                                                                                   AS ADJUSTED
                                                     1994         1995         1996         1997         1998         1998
                                                     ----         ----         ----         ----         ----      -----------
                                                                                 (IN THOUSANDS)                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $    1,607   $    3,205   $    1,218   $    1,191   $    5,785   $    3,364
Working capital.................................       6,210       10,088       14,761       15,463       23,083       25,028
Net intangible assets(7)........................      30,751      139,729      135,830      131,743      234,558      789,424
Total assets....................................      57,849      183,441      176,566      189,716      333,388      939,083
Total debt, including current portion...........      92,345      152,322      124,257      115,172      231,422      621,422
Redeemable preferred stock......................      11,250           --           --           --           --           --
Shareholders' equity (deficit)..................     (54,229)      (2,661)      13,884       34,422       45,210      200,926


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) Includes debt issuance cost and interest rate cap amortization of $3,263, $660, $1,742, $1,071 and $2,183 for the years ended February (29) 28, 1994 through 1998, respectively, and $1,253 on a pro forma basis for the year ended February 28, 1998.

(2) On March 1, 1994, the Company closed on its initial public offering of its Class A Common Stock. Accordingly, basic and diluted net income per share information is not applicable for the year ended February 24, 1994.

(3) The performance of a broadcast group, such as Emmis, is customarily measured by the ability of its stations to generate broadcast cash flow. Broadcast cash flow is not a measure of liquidity or of performance calculated in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not as a substitute for the Company's results of operations presented on the basis of generally accepted accounting principles. The Company believes that broadcast cash flow is useful because it is generally recognized by the broadcasting industry as a measure of performance and is used by analysts who report on the performance of broadcasting companies. However, broadcast cash flow is not a standardized measure and may be calculated in a number of ways. Emmis defines broadcast cash flow as advertising revenues net of agency commissions, less broadcasting operating expenses and cash paid for television program rights. The primary source of advertising revenues is the sale of advertising time to local and national advertisers. The most significant broadcasting operating expenses are employee salaries and commissions, costs associated with programming, advertising and promotion, and station general and administrative costs.

(4) Broadcast cash flow margin is defined as broadcast cash flow divided by net broadcasting revenues.

(5) EBITDA is defined as broadcast cash flow plus publication and other revenue, net of operating expenses, less international business development expenses and corporate expenses.

(6) Capital expenditures for the year ended February 28, 1998 includes progress payments totaling $11,775 in connection with the construction of the Company's new Indianapolis office and studio facility.

(7) Net intangible assets consist primarily of FCC licenses and excess of cost over fair value of net assets of purchased businesses, net of accumulated amortization.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial information reflects the unaudited pro forma condensed consolidated balance sheet of the Company as of February 28, 1998 and the unaudited pro forma condensed consolidated results of operations of the Company for the year ended February 28, 1998. The unaudited pro forma condensed consolidated balance sheet reflects (i) the Offering and the costs incurred in connection with entering into the New Credit Facility, (ii) the WQCD Acquisition, (iii) the SF Acquisition and (iv) the Wabash Valley Acquisition, as if such transactions had occurred on February 28, 1998. The unaudited pro forma condensed consolidated statement of operations reflects adjustments to the condensed consolidated historical operating data of the Company to give effect to (i) the Consummated Acquisitions and the disposition of WALC-AM, all of which occurred during the year ended February 28, 1998, (ii) the New Credit Facility, and the Offering,
(iii) the WQCD Acquisition, (iv) the SF Acquisition, and (v) the Wabash Valley Acquisition, as if such transactions had occurred at the beginning of the year presented. Except as otherwise noted, the unaudited pro forma condensed consolidated financial information is based on historical consolidated financial statements of the Company and the entities from which assets were acquired or are expected to be acquired in connection with certain of the transactions referred to above, and should be read in conjunction with the Company's consolidated financial statements for the year ended February 28, 1998, the financial statements for Tribune New York Radio, Inc. (WQCD-FM) for the year ended December 28, 1997, and the combined financial statements of SF Broadcasting for the year ended December 28, 1997, each of which has been incorporated by reference in this Prospectus. In the opinion of management, all adjustments necessary to fairly present pro forma information have been made.

     The unaudited pro forma information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the transactions referred to above had been consummated on the dates indicated, nor is it indicative of future operating results or financial position if the pending transactions referred to above were completed.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                                                                           FEBRUARY 28, 1998
                                       ------------------------------------------------------------------------------------------
                                                    NEW CREDIT                                           WABASH
                                                     FACILITY           WQCD              SF             VALLEY
                                        ACTUAL     AND OFFERING      ACQUISITION      ACQUISITION      ACQUISITION      PRO FORMA
                                        ------     ------------      -----------      -----------      -----------      ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Current Assets
  Cash and cash equivalents..........  $  5,785     $  (2,421)(1)     $     --         $     --          $    --        $  3,364
  Accounts receivable, net...........    32,120            --               --               --               --          32,120
  Prepaid expenses...................     4,900            --               --               --               --           4,900
  Income tax refunds receivable......     4,968         1,522(2)            --               --               --           6,490
  Other..............................     3,379            --               --            5,781(5)         1,642(5)       10,802
                                       --------     ---------         --------         --------          -------        --------
      Total current assets...........    51,152          (899)              --            5,781            1,642          57,676
Property and equipment, net..........    33,446            --            5,925(4)        18,386(5)        14,090(5)       71,847
Intangible assets, net...............   234,558            --          197,475(4)       283,878(5)        73,513(5)      789,424
Other assets, net....................    14,232         6,500(2)            --            1,455(5)         1,755(5)       20,136
                                       --------                       --------         --------          -------        --------
                                                       (3,806)(2)
                                                    ---------
      Total assets...................  $333,388     $   1,795         $203,400         $309,500          $91,000        $939,083
                                       ========     =========         ========         ========          =======        ========
Current Liabilities
  Current maturities of long-term
    debt.............................  $     51     $      --         $     --         $     --          $    --        $     51
  Accounts payable...................    13,140            --               --               --                           13,140
  Accrued salaries and commissions...     2,893            --               --               --               --           2,893
  Accrued interest...................     2,421        (2,421)(1)           --               --               --              --
  Deferred revenue...................     7,985            --               --               --               --           7,985
  Other current liabilities..........     1,579            --            7,000(4)            --               --           8,579
                                       --------     ---------         --------         --------          -------        --------
      Total current liabilities......    28,069        (2,421)           7,000               --               --          32,648
Long-term debt, net of current
  maturities.........................   231,371      (151,500)(3)      141,000(4)       309,500(5)        91,000(5)      621,371
Other noncurrent liabilities.........       604            --               --               --               --             604
Minority interest....................     1,875            --               --               --               --           1,875
Deferred income taxes................    26,259            --           55,400(4)            --               --          81,659
                                       --------     ---------         --------         --------          -------        --------
      Total liabilities..............   288,178      (153,921)         203,400          309,500           91,000         738,157
                                       --------     ---------         --------         --------          -------        --------
Shareholders' Equity
  Class A Common Stock...............        84            40(3)            --               --               --             124
  Class B Common Stock...............        26            --               --               --               --              26
  Additional paid-in capital.........    72,753       157,960(3)            --               --               --         230,713
  Accumulated deficit................   (27,653)       (2,284)(2)           --               --               --         (29,937)
                                       --------     ---------         --------         --------          -------        --------
      Total shareholders' equity.....    45,210       155,716               --                                --         200,926
                                       --------     ---------         --------         --------          -------        --------
      Total liabilities and
        shareholders' equity.........  $333,388     $   1,795         $203,400         $309,500          $91,000        $939,083
                                       ========     =========         ========         ========          =======        ========


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) Reflects payment of accrued interest for the debt retired.


(2) Reflects (i) write off of deferred debt issuance costs due to entering into the New Credit Facility ($3,806) and the tax effects thereof ($1,522) and
    (ii) deferral of estimated debt issuance costs incurred in connection with entering into the New Credit Facility ($6,500).



(3) Reflects application of the $158,000 net proceeds from the Offering resulting from the issuance of 4.0 million shares of Class A Common Stock at $42.00 per share to partially repay ($151,500) amounts outstanding under the Existing Credit Facility and to pay costs associated with the New Credit Facility ($6,500).


(4) Reflects the WQCD Acquisition for an assumed cash purchase price of $141.0 million plus $7.0 million of net current liabilities assumed and $55.4 million of deferred tax liabilities resulting from the transaction. The funding of the purchase price reflects $141.0 million in borrowings under the New Credit Facility. Acquisition costs have been allocated to property and equipment at 100% of predecessor company's carrying value at December 28, 1997. The remaining residual purchase price is allocated to broadcast licenses.

(5) Reflects the SF Acquisition for a cash purchase price of $307.0 million plus estimated acquisition-related costs of $2.5 million and the Wabash Valley Acquisition for a cash purchase price of $90.0 million plus estimated acquisition-related costs of $1.0 million. Assumes the acquisition cost was funded 100% by borrowings under the New Credit Facility. Acquisition costs are allocated to property and equipment at 90% of the predecessor company's historical cost at December 28, 1997. Acquisition cost allocated to program rights, included in other current assets and other noncurrent assets, is reflected at the predecessor company's carrying value at December 28, 1997. The remaining residual purchase price is allocated to broadcast licenses.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                              YEAR ENDED FEBRUARY 28, 1998
                               -----------------------------------------------------------
                                                               NEW CREDIT
                                             CONSUMMATED        FACILITY
                                            ACQUISITIONS/         AND             WQCD
                                 ACTUAL      DISPOSITION        OFFERING       ACQUISITION
                                 ------     -------------      ----------      -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net broadcasting revenues....  $  125,855      $ 1,975(3)      $      --        $  6,773(7)
Broadcasting operating
  expenses...................      67,646        1,430(3)             --           3,570(7)
Publication and other
  revenue, net of operating
  expenses...................       1,204        2,572(3)             --              --
International business
  development expenses.......         999           --                --              --
Corporate expenses...........       6,846           --                --              --
Time brokerage fee...........       5,667           --                --          (5,667)(7)
Amortization of television
  program rights.............          --           --                --              --
Depreciation and
  amortization...............       7,536        3,540(3)             --           5,783(8)
Noncash compensation.........       4,882           --                --              --
                               ----------      -------         ---------        --------
Operating income (loss)......      33,483         (423)               --           3,087
                               ----------      -------         ---------        --------
Other income (expense):
  Interest expense(1)........     (13,772)      (3,713)(3)        12,434(4)      (11,193)(9)
                                                                  (1,253)(5)
  Loss on donation of radio
    station..................      (4,833)       4,833(3)             --              --
  Other income, net..........           6           --                --              --
                               ----------      -------         ---------        --------
    Total other income
      (expense)..............     (18,599)       1,120            11,181         (11,193)
                               ----------      -------         ---------        --------
Income (loss) before income
  taxes......................      14,884          697            11,181          (8,106)
Provision (benefit) for
  income taxes(2)............       5,900          279             4,472          (3,242)
                               ----------      -------         ---------        --------
Net income (loss)............  $    8,984      $   418         $   6,709        $ (4,864)
                               ==========      =======         =========        ========
Basic net income (loss) per
  share......................  $      .82
                               ==========
Diluted net income (loss) per
  share......................  $      .79
                               ==========
Weighted average common
  shares outstanding:
  Basic......................  10,903,333           --         4,000,000(6)           --
  Diluted....................  11,377,765           --         4,000,000(6)           --
OTHER DATA:
Cash paid for television
  program rights.............  $       --      $    --         $      --        $     --
Broadcast cash flow..........      58,209          545                --           3,203
EBITDA.......................      51,568        3,117                --           3,203
Capital expenditures.........      16,991          227                --              --

                                       YEAR ENDED FEBRUARY 28, 1998
                               --------------------------------------------

                                                  WABASH
                                   SF             VALLEY
                               ACQUISITION      ACQUISITION      PRO FORMA
                               -----------      -----------      ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net broadcasting revenues....   $ 52,934(10)      $17,138(13)    $  204,675
Broadcasting operating
  expenses...................     35,247(10)       10,725(13)       118,618
Publication and other
  revenue, net of operating
  expenses...................         --               --             3,776
International business
  development expenses.......         --               --               999
Corporate expenses...........      1,940(10)          500(13)         9,286
Time brokerage fee...........         --               --                --
Amortization of television
  program rights.............      4,199(10)        1,702(13)         5,901
Depreciation and
  amortization...............      9,724(11)        3,851(11)        30,434
Noncash compensation.........         --               --             4,882
                                --------          -------        ----------
Operating income (loss)......      1,824              360            38,331
                                --------          -------        ----------
Other income (expense):
  Interest expense(1)........    (24,568)(12)      (7,224)(14)      (49,289)
  Loss on donation of radio
    station..................         --               --                --
  Other income, net..........         55(10)           --                61
                                --------          -------        ----------
    Total other income
      (expense)..............    (24,513)          (7,224)          (49,228)
                                --------          -------        ----------
Income (loss) before income
  taxes......................    (22,689)          (6,864)          (10,897)
Provision (benefit) for
  income taxes(2)............     (9,076)          (2,746)           (4,413)
                                --------          -------        ----------
Net income (loss)............   $(13,613)         $(4,118)       $   (6,484)
                                ========          =======        ==========
Basic net income (loss) per
  share......................                                    $     (.44)
                                                                 ==========
Diluted net income (loss) per
  share......................                                    $     (.44)
                                                                 ==========
Weighted average common
  shares outstanding:
  Basic......................         --               --        14,903,333
  Diluted....................         --               --        14,903,333(15)
OTHER DATA:
Cash paid for television
  program rights.............   $  3,030          $ 1,605        $    4,635
Broadcast cash flow..........     14,657            4,808            81,422
EBITDA.......................     12,717            4,308            74,913
Capital expenditures.........      3,274              384            20,876


-------------------------
(1) Reflects pro forma interest expense for the year ended February 28, 1998 resulting from borrowings under the New Credit Facility assuming all probable acquisitions had occurred as of the beginning of the year and assuming an interest rate of 7.938%.

(2) Assumes an effective tax rate of approximately 40% on all adjustments.

(3) Includes the Consummated Acquisitions and the disposition of WALC-AM, assuming the acquisitions and disposition occurred at the beginning of the year.


(4) Reflects elimination of interest expense and amortization of debt issuance costs and interest rate caps resulting from repayment of borrowings under the Existing Credit Facility by application of $151.5 million of the assumed net proceeds of the Offering and repayment of the remaining borrowings under the Existing Credit Facility ($63.5 million) by borrowings under the New Credit Facility.

(5) Reflects amortization of debt issuance costs and interest rate caps related to entering into the New Credit Facility.


(6) Reflects issuance of 4.0 million shares of Class A Common Stock at $42.00 per share resulting from the Offering.


(7) Reflects the historical results of WQCD-FM in New York City for the period from March 1, 1997 to June 30, 1997. Actual operating results for the period from July 1, 1997 to February 28, 1998 are reflected in historical operations because the Company began operating the station on July 1, 1997 under a time brokerage agreement. The time brokerage fees for pro forma purposes have been eliminated.

(8) Reflects pro forma depreciation of property and equipment and amortization expense for the year ended February 28, 1998 resulting from the allocation of the acquisition cost of the station.

(9) Pro forma interest expense reflects the cash purchase price of the radio station of $141.0 million assuming the purchase price was funded 100% by borrowings under the New Credit Facility.

(10) Reflects the historical operating results of the SF TV Stations for the year ended December 28, 1997, exclusive of depreciation and amortization.

(11) Reflects twelve months of pro forma depreciation of property and equipment and amortization expense resulting from the allocation of the purchase price of the television stations.

(12) Pro forma interest expense reflects the cash purchase price of the stations of $307.0 million plus estimated acquisition-related costs of $2.5 million assuming the acquisition costs were funded 100% by borrowings under the Credit Facility.

(13) Reflects the historical operating results of the Wabash Valley TV Stations for the year ended December 28, 1997, exclusive of depreciation and amortization.

(14) Pro forma interest expense reflects the cash purchase price of the stations of $90.0 million plus estimated acquisition-related costs of $1.0 million.

(15) Due to net loss, weighted average common shares outstanding for diluted net income (loss) per share is the same as weighted average common shares outstanding for basic net income (loss) per share.

                                    BUSINESS

     The Company is a diversified media company with radio broadcasting and magazine publishing operations and, following the consummation of two pending acquisitions, television broadcasting operations. In 1997 the Company ranked as the eighth largest radio broadcaster in the United States based on total number of listeners and the ninth largest radio broadcaster in the United States based on total revenue. The Radio Stations, consisting of eleven FM radio stations and two AM radio stations owned or operated by the Company in the United States, serve the nation's three largest radio markets of New York City, Los Angeles and Chicago, as well as St. Louis and Indianapolis. These markets accounted for approximately $1.7 billion in radio advertising revenues in calendar year 1997 as reported in Duncan's Radio Market Guide (1998 ed.). The Company has entered into agreements to purchase the Television Stations, consisting of six network-affiliated television stations located in New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, Honolulu, Hawaii, Fort Myers, Florida and Terre Haute, Indiana. All of the Television Stations are VHF stations except the Fort Myers station, which is a UHF station. The markets served by the Television Stations accounted for approximately $360 million in television advertising revenue in calendar year 1997 as reported in the 1998 BIA Report. The Company expects to complete the purchase of the Television Stations in the second half of 1998.

     The Company also operates a national radio station in Hungary and news and agriculture information networks in Indiana, publishes Indianapolis Monthly, Atlanta, Cincinnati and Texas Monthly magazines and engages in various businesses ancillary to its broadcasting business, such as consulting and broadcast tower leasing.

     Through a combination of acquisitions and internal growth, the Company's broadcast cash flow has grown from $15.3 million (when the Company owned five radio stations) in fiscal 1993 to $81.4 million in fiscal 1998 (on a pro forma basis after giving effect to the Acquisition Transactions) and the radio stations acquired by the Company during fiscal 1998. The Company has successfully created top-performing radio stations that are ranked, in terms of primary demographic target audience share, among the top ten stations in the New York City, Los Angeles, Chicago, St. Louis and Indianapolis radio markets according to the Winter 1998 Arbitron Survey published by Arbitron. This success, along with awards from organizations such as the National Association of Broadcasters and Billboard and Rolling Stone magazines, has come primarily as a result of the Company's ability to attract and retain an experienced team of broadcast professionals who have focused on creating innovative programming and developing effective marketing and advertising sales programs. In addition, the Company believes that the location of its Radio Stations in large markets makes it attractive to radio advertisers and that the diversity of its radio markets reduces its dependence on any one economic sector or specific advertiser.

     The Company's overall strategy is to acquire underdeveloped media properties in desirable markets and then to create value for the Company's shareholders by developing those properties to enhance their cash flow. The Company has successfully implemented this strategy with radio broadcasting stations and with city magazines. The Company believes that it will be able to utilize its expertise in broadcast operations, programming and advertising sales in applying this strategy to the Television Stations which, like the radio stations previously acquired by the Company, are underdeveloped properties located in desirable markets, which can benefit from innovative, research-based programming and the Company's experienced management team. Each of the SF TV Stations experienced ratings declines following a change in affiliation to the Fox television network from affiliation with other networks. The Company believes that the ratings and broadcast cash flow of the Television Stations can be improved with a more market-focused, research-based programming approach and other related strategies. See "-- Business Strategy."

     Upon consummation of the purchase of the Television Stations, the Company plans to create a separate television division. The Company has signed a letter of intent with Greg Nathanson, President of Programming and Development at Twentieth Television, to manage the Company's television division. See "Recent Developments -- New Television Management Structure."

RADIO STATIONS

     The following table sets forth certain information regarding the Radio Stations operated by the Company and their broadcast markets:

                                                                                            RANKING IN
         STATION             MARKET     STATION      PRIMARY                                  PRIMARY
           AND              RANK BY     AUDIENCE   DEMOGRAPHIC                              DEMOGRAPHIC
         MARKET            REVENUE(1)   SHARE(2)   TARGET AGES            FORMAT             TARGET(3)
         -------           ----------   --------   -----------            ------            -----------
Los Angeles..............       1
  KPWR-FM................                 4.0         12-24      Dance/Contemporary Hit          1
New York.................       2
  WQHT-FM................                 5.5         12-24      Dance/Contemporary Hit          1
  WRKS-FM................                 4.2         25-54      Classic Soul/Smooth R&B         5
  WQCD-FM(4).............                 3.2         25-54      Contemporary Jazz              6t
Chicago..................       3
  WKQX-FM................                 3.0         18-34      New Rock                        4
St. Louis................      18
  KSHE-FM................                 5.0         18-34      Album Oriented Rock             4
  WKKX-FM................                 4.2         18-34      Country                         5
  WALC-FM................                 2.9         18-44      Modern Adult Contemporary      7t
Indianapolis.............      30
  WENS-FM................                 5.5         25-54      Adult Contemporary              4
  WIBC-AM................                 8.5         35-64      News/Talk                       3
  WNAP-FM................                 4.7         25-54      Classic Rock                    5
  WTLC-FM................                 5.5         25-34      Urban Contemporary              2
  WTLC-AM................                 1.2         25-54      Solid Gold Soul, Gospel
                                                                 and Talk                       18

-------------------------
(1) "Market Rank by Revenue" is the ranking of the market revenue size of the principal radio market served by the station among all radio markets in the United States. Market revenue and ranking figures are from Duncan's Radio Market Guide (1998 ed.). The Company owns a 40% equity interest in the publisher of Duncan's Radio Market Guide.

(2) "Station Audience Share" is from the Winter 1998 Arbitron Survey. The generally accepted method of measuring the relative size of a radio station's audience is by reference to total persons, age 12 and older, Monday-Sunday, 6 a.m.-Midnight Average Quarter Hour ("AQH") shares as published by Arbitron. Arbitron periodically samples radio listeners in defined market areas, principally through the use of diaries returned by selected listeners. A station's AQH share is a percentage computed by dividing the average number of persons listening to a particular station for at least five minutes during an average quarter hour in a given time period by the average number of such persons for all stations in the market area. Arbitron compiles ratings data for various demographic groups as well as for total persons age 12 and older.

(3) "Ranking in Primary Demographic Target" is the ranking of the station among all radio stations in its market and is based on the station's AQH share in the primary demographic target according to the Winter 1998 Arbitron Survey. A "t" indicates the station tied with another station for the stated ranking.

(4) This station is currently being operated by the Company under a time brokerage agreement pending its purchase by the Company. See "Recent Developments -- WQCD Acquisition."

TELEVISION STATIONS

     Effective March 30, 1998, the Company entered into a definitive agreement to acquire the SF TV Stations, consisting of televisions stations WVUE-TV, New Orleans, Louisiana; WALA-TV, Mobile,

Alabama; WLUK-TV, Green Bay, Wisconsin; and KHON-TV, Honolulu, Hawaii, for approximately $307 million, with $257 million payable in cash at closing, $25 million payable at closing in either cash or Class A Common Stock at the Company's option, and $25 million with interest at 8% per annum payable one year after closing in either cash or Class A Common Stock at the Company's option. The Company currently anticipates that it will pay all of the purchase price in cash. The following table sets forth certain information regarding the SF TV Stations and the markets in which they operate:

                                                                              NUMBER OF               STATION     LICENSE
TELEVISION        METROPOLITAN         AFFILIATION/   HOUSEHOLDS     DMA       STATIONS     STATION   AUDIENCE   EXPIRATION
 STATION          AREA SERVED            CHANNEL      IN DMA(1)    RANK(1)   IN MARKET(2)   RANK(3)   SHARE(4)      DATE
----------        ------------         ------------   ----------   -------   ------------   -------   --------   ----------
WVUE-TV     New Orleans, LA             Fox/8          623,000       41           6            4          8        6/1/05
WALA-TV     Mobile, AL-Pensacola, FL    Fox/10         450,000       62           5            3         10        4/1/05
WLUK-TV(5)  Green Bay, WI               Fox/11         381,000       70           5            4          9       12/1/05
KHON-TV(5)  Honolulu, HI                Fox/2          380,000       71           6            2         15        2/1/99

-------------------------
(1) Estimated by the Nielsen as of January 1998. Rankings are based on the relative size of a station's market among the 211 generally recognized DMAs.

(2) Represents the number of television stations designated by Nielsen as 'local' to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period.

(3) Reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during February 1998.

(4) Reflects an estimate of the share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

(5) As part of the SF Acquisition, the Company will also acquire KAII-TV and KHAW-TV, which operate as satellite stations of KHON-TV and primarily re-broadcast the signal of KHON-TV. The stations are considered one station for FCC multiple ownership purposes. Low power television translators W40AN and K55D2 retransmit stations WLUK-TV and KHON-TV, respectively.

     Effective March 20, 1998, the Company entered into a definitive agreement to acquire the Wabash Valley TV Stations, consisting of television stations WFTX-TV, Fort Myers, Florida and WTHI-TV, Terre Haute, Indiana, as well as three radio stations, for approximately $90 million in cash. The following table sets forth certain information regarding the Wabash Valley TV Stations and the markets in which they operate:

                                                                              NUMBER OF               STATION     LICENSE
TELEVISION        METROPOLITAN         AFFILIATION/   HOUSEHOLDS     DMA       STATIONS     STATION   AUDIENCE   EXPIRATION
 STATION          AREA SERVED            CHANNEL      IN DMA(1)    RANK(1)   IN MARKET(2)   RANK(3)   SHARE(4)      DATE
----------        ------------         ------------   ----------   -------   ------------   -------   --------   ----------
WFTX-TV     Fort Myers, FL              Fox/36         320,000        83          5            4          7        2/1/05
WTHI-TV     Terre Haute, IN             CBS/10         157,000       140          3            1         29        8/1/05

-------------------------
(1) Estimated by Nielsen as of January 1998. Rankings are based on the relative size of a station's market among the 211 generally recognized DMAs.

(2) Represents the number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period.

(3) Reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during February 1998.

(4) Reflects an estimate of the share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

     The three radio stations included in the Wabash Valley Acquisition are WTHI-FM, WTHI-AM and WWVR-FM in Terre Haute, Indiana. WTHI-FM currently operates in a Country format and was the number one station in the Terre Haute market, according to the Fall 1997 Arbitron Survey, which is the most recent ratings information available for this market. WTHI-AM currently operates in a Talk format and was tied for the number eight station overall in the Terre Haute market according to the Fall 1997 Arbitron Survey. WWVR-FM (which is now in the process of being acquired by the seller under the Wabash Valley Acquisition agreement currently operates in a Religious format and was the number seven station overall in the Terre Haute market according to the Fall 1997 Arbitron Survey. The Company's ownership of these Terre Haute radio stations, together with television station WTHI-TV, will require a waiver of the FCC's multiple ownership rules. The Company has applied for the waiver, but if not granted by the FCC, the Company may be required to divest its ownership of one or more of the Terre Haute radio stations. Terre Haute ranks 172nd by radio advertising revenue according to Duncan's Radio Market Guide (1998 ed.).

BUSINESS STRATEGY

     The Company is committed to maintaining its leadership positions in broadcasting, enhancing the performance of its broadcast properties, and distinguishing itself through the quality of its operations. The Company intends to selectively grow through acquisition. The Company has a successful track record of acquiring underperforming radio stations in attractive markets and improving their ratings, revenues and broadcast cash flow by utilizing its programming and marketing skills. The Company believes that its strategy of acquiring underperforming radio broadcast properties and improving their operational and financial performance is also applicable to television broadcast properties.

     RADIO BROADCASTING STRATEGY. The key components of the Company's radio broadcasting strategy include the following:

     Pursuit of Strategic Acquisitions. The Company believes that continued consolidation in the broadcasting industry will result in attractive acquisition opportunities as the number of potential buyers for radio assets declines. The Company also expects additional stations to become available as larger consolidators either sell broadcasting assets or are not able to bid for properties due to in-market ownership limitations. The Company will consider acquisitions of individual radio stations or groups of radio stations in new markets where it expects that it can ultimately achieve a leadership position. In addition, the Company intends to pursue acquisitions of radio stations in those of its current markets where it believes increases in broadcast cash flow are attainable. Generally, the Company has targeted markets that feature both large revenue pools and a relatively small number of stations with competitive signals, a combination which allows the Company greater operating leverage to achieve high margins. The Company believes that historically under-serviced markets, such as the Indianapolis radio market, provide vehicles for the Company's sustained future growth. In analyzing potential acquisitions in new markets, the Company generally considers (i) the amount of money generated through radio advertising each year in the relevant market and the growth rate for this pool of revenue, (ii) the number of competitive stations in the market, including whether there is a niche or whether one of the competitors has a perceived vulnerability, (iii) whether the station proposed to be acquired has a competitive signal, (iv) whether value can be achieved through ownership of multiple stations in that market, and (v) the minimum level of performance which can be expected from the station under the Company's management.

     Strategic Grouping of Stations. Emmis organizes its operations within each market to optimize operational performance and best position the properties within that market to establish and maintain leadership positions. Management concentrates on providing a focused programming format tailored to its advertisers and the audiences they seek. This focus has resulted in Emmis operating more than one radio station in certain markets so that complementary programming formats may be offered to advertisers. In other markets, management considers various opportunities to increase the number of radio stations owned, and will only acquire other radio stations if they are deemed appropriate for Emmis and its goals in that market at that time.

     Innovative Programming. Historically, Emmis has been able to improve the ratings, revenue and cash flow of its developing properties with increased marketing and innovative programming. For example, in New York City Emmis acquired WRKS-FM in 1994, the direct competitor of WQHT-FM, a station it already owned. By changing the format of WRKS-FM to appeal to an older demographic target and refocusing WQHT-FM to target the younger end of the Contemporary Hit spectrum, the Company allowed the stations to complement one another, captured a larger audience share and increased the combined cash flow of the stations by approximately 133% over the three years ended February 28, 1997. The Company expects its acquisition of WQCD-FM to round out this group of stations in New York City by adding a third complementary music format. The Company believes it can achieve similar success with its television properties.

     Focused Marketing Strategy. Emmis designs its local and national sales efforts based on advertiser demand and the competitive formats within each market. Since radio advertising revenues have generally grown at a more rapid rate than total advertising sales, the Company has tailored its programming in each market to appeal to specific demographic groups. For example, in 1984 Emmis took over KPWR-FM in Los Angeles and changed its format from adult contemporary to the nation's first Rhythmic Top 40's station. This format appealed directly to the Latino population (the fastest-growing segment of the population in Los Angeles) and made the station an overnight success. KPWR-FM has been the number one station for 12 to 24 year old listeners for the past 10 years.

     Entrepreneurial Management Approach. Each of the Company's stations is managed by a team of experienced broadcasters who understand the musical tastes, demographics and competitive opportunities of their particular market. The Company uses an entrepreneurial management approach involving decentralized station operations by local management which oversees and controls station spending, long-range planning, company policies and resource allocation at its individual station and is rewarded based on that station's performance. In addition, the Company encourages its managers and employees to own a stake in the Company, and over 79% of all full-time employees own Emmis shares (or options to purchase shares), except for full-time employees hired in connection with acquisitions since October 1997. The Company believes that this entrepreneurial management approach has given Emmis a distinctive corporate culture, making it a highly desirable employer in the broadcasting industry and significantly enhancing the Company's ability to attract and retain experienced and highly motivated employees and management.

     TELEVISION BROADCASTING STRATEGY. The key components of the Company's television broadcasting strategy include the following:

     Pursuit of Strategic Acquisitions. The Company believes that attractive acquisition opportunities are becoming increasingly available in the television broadcasting industry. In many cases, such television stations have suffered ratings and revenue declines due to management inattention, improper programming strategies or inadequate sales and marketing efforts. The Company intends to pursue acquisitions of underperforming television stations which offer the potential for significant improvement in ratings and broadcast cash flow from more focused, research-based programming and application of the Company's sales and marketing experience.

     Programming Strategy. Emmis believes that innovative programming and knowledge of local markets are the most important determinants of individual station success. Familiarity with the local market is particularly important to the Fox stations to be acquired by the Company because of the significant programming flexibility resulting from relatively low levels of network-originated programming. While major networks may provide as much as 70% of the total programming aired by their affiliated stations, Fox generally provides closer to 30%. Therefore, in order to develop the Television Stations successfully, the Company has identified television veteran Greg Nathanson to head its television division. Mr. Nathanson has over 30 years of television broadcasting experience and has had extensive independent programming experience as President of Programming and Development for Twentieth Television and President of Fox Television Stations. In addition, the Company expects to conduct specific market research in order to effectively target the local audience.

     Maximize Advertising Inventory Value. Emmis intends to develop complementary programming and organize the programming schedule at its television stations to maximize the value of its advertizing spot inventory by scheduling complementary programming around its most successful programs. For example, the Company intends to leverage the popularity of football programming in a market such as Green Bay or New Orleans by developing and scheduling football-related programming for which higher advertising revenue can be obtained.

     Entrepreneurial Management Approach. The Company intends to extend its successful entrepreneurial management approach to its television stations through decentralized station operations by experienced local managers at each station who understand the programming tastes, demographics and competitive opportunities of their particular market and will be rewarded based on their station's performance. Senior management of the Company will work closely with local station management to implement the Company's programming and marketing strategies and help enhance each station's ratings and broadcast cash flow. The Company will also encourage the managers and employees of its television stations to own a stake in the Company and will include them in its various option, share purchase and other share ownership programs open to its employees generally.

INFORMATION REGARDING OPERATING GROUPS

     For the fiscal year ended February 28, 1998, the Company derived approximately 89.5% of its net revenue from radio operations and approximately 10.5% of its net revenue from publishing and other operations and would have derived approximately 55.7% of its net revenue from radio operations, approximately 29.0% of its net revenue from television operations, and approximately 15.3% of its net revenue from publishing and other operations on a pro forma basis assuming the Acquisition Transactions had occurred at the beginning of such period. The following table sets forth selected information regarding the Company's operating groups for the fiscal years ended February 28, 1997 and 1998 and pro forma information for the fiscal year ended February 28, 1998 assuming the Acquisition Transactions had occurred as of the beginning of the year:

                                                                    YEAR ENDED FEBRUARY 28,
                                                           ------------------------------------------
                                                                                         PRO FORMA(1)
                                                             1997           1998             1998
                                                             ----           ----         ------------
                                                                         (IN THOUSANDS)
RADIO
Net revenue............................................    $103,292       $125,855         $134,603
Operating expenses.....................................      52,839         67,646           72,646
Broadcast cash flow....................................      50,453         58,209           61,957
EBITDA.................................................      50,453         58,209           61,957
Time brokerage agreement...............................          --          5,667               --
Depreciation and amortization..........................       5,092          7,045           13,143
Operating income.......................................      45,361         45,497           48,814
TELEVISION
Net revenue............................................                                      70,072
Operating expenses.....................................                                      45,972
Broadcast cash flow....................................                                      19,465
EBITDA.................................................                                      19,465
Depreciation and amortization..........................                                      13,575
Amortization of program rights.........................                                       5,901
Operating income.......................................                                       4,624
PUBLISHING AND OTHER
Net revenue............................................      10,338         14,727           36,906
Operating expenses.....................................       9,504         13,523           33,130
EBITDA.................................................         834          1,204            3,776
Depreciation and amortization..........................         200            314            3,539
Operating income.......................................         634            890              237
Total group operating income...........................      45,995         46,387           53,675
CORPORATE CHARGES
Corporate overhead expenses............................       7,093          7,845           10,285
Depreciation and amortization..........................         189            177              177
Noncash compensation...................................       3,465          4,882            4,882
CONSOLIDATED OPERATING INCOME..........................      35,248         33,483           38,331

-------------------------
(1) Reflects adjustments to the condensed consolidated historical operating data of the Company to give effect to (i) the Consummated Acquisitions and the disposition of WALC-AM, all of which occurred during the year ended February 28, 1998, (ii) the WQCD Acquisition, (iii) the SF Acquisition and (iv) the Wabash Valley Acquisition, as if such transactions had occurred at the beginning of the year presented.

COMMUNITY INVOLVEMENT

     The Company believes that to be successful, it must be integrally involved in the communities it serves. To that end, each of the Company's stations and magazines participates in many community programs, fundraisers and activities that benefit a wide variety of organizations. Charitable organizations that have been the beneficiaries of the Company's marathons, walkathons, dance-a-thons, concerts, fairs and festivals include, among others, The March of Dimes, American Cancer Society, Riley Children's Hospital and research foundations seeking cures for cystic fibrosis, leukemia and AIDS and helping to fight drug abuse.

     In addition to its planned activities, the Company's stations take leadership roles in community responses to natural disasters.

INDUSTRY INVOLVEMENT

     The Company has an active leadership role in a wide range of industry organizations. The Company's senior managers have served in various capacities with industry associations, including as directors of the National Association of Broadcasters, the Radio Advertising Bureau, the Radio Futures Committee and the Arbitron Advisory Council and as founding members of the Radio Operators Caucus. In addition, managers of the Company have been voted Radio President of the Year and General Manager of the Year, and at various times the Company was voted Most Respected Broadcaster in polls of radio industry chief executive officers and managers.

ADVERTISING SALES

     Virtually all of the revenue of a radio or television station is derived from local, regional and national advertising. In the case of television stations, additional revenue is sometimes derived from fees received from the affiliated television networks in exchange for broadcasting network programming and associated network advertising. Advertising rates charged by a station are a function of the station's ability to attract audiences in the demographic groups which advertisers wish to reach, and the number of stations competing in the market area. A station's audience is reflected in rating service surveys of the size of the audience tuned to the station and the time spent listening or viewing.

     The Company's stations derive their advertising revenue from local and regional advertising in the marketplaces in which they operate, as well as from the sale of national advertising. Local and most regional sales are made by a station's sales staff. National sales are made by firms specializing in such sales which are compensated on a commission-only basis. The Company believes that the volume of national advertising revenue tends to adjust to shifts in a station's audience share position more rapidly than does the volume of local and regional advertising revenue.

     The Company has led the industry in developing "vendor co-op" advertising revenue (i.e., revenue from a manufacturer or distributor which is used to promote its particular goods together with local retail outlets for those goods). Although this source of advertising revenue is common in the newspaper and magazine industry, the Company was among the first radio broadcasters to recognize, and take advantage of, the potential of vendor co-op advertising. The Company's Revenue Development Systems division has established a network of radio stations which share information about sources of vendor co-op revenue. In addition, each of the Company's stations has a salesperson devoted exclusively to the development of cooperative advertising. The Company intends to expand this approach to the Television Stations.

     In the broadcasting industry, stations often utilize trade (or barter) agreements to exchange advertising time for goods or services (such as other media advertising, travel or lodging), in lieu of cash. In order to preserve most of its on-air inventory for cash advertising, the Company generally enters into trade agreements only if the goods or services bartered to the Company will be used in the Company's business. The Company has minimized its use of trade agreements and in fiscal 1996, 1997 and 1998 sold approximately 95% of its advertising time for cash. In addition, it is the Company's general policy not to preempt advertising spots paid for in cash with advertising spots paid for in trade.

RADIO NETWORKS

     In addition to its other radio broadcasting operations, the Company owns and operates two radio networks. Network Indiana provides news and other programming to nearly 70 affiliated radio stations in Indiana. AgriAmerica network provides farm news, weather information and market analysis to radio stations across Indiana.

PUBLISHING OPERATIONS

     The Company publishes four magazines which were acquired beginning in 1988.

     Indianapolis Monthly. The Company has published Indianapolis Monthly magazine since September 1988. Indianapolis Monthly covers local personalities, homes and lifestyles and currently has a paid monthly circulation of approximately 45,000. Despite a nationwide downturn in the city and regional magazine business, Indianapolis Monthly continues to perform well. The Company believes this is due to a large advertising base and a popular editorial focus. Competition comes from other local publications, although Indianapolis Monthly is now the only general interest magazine focusing on the Indianapolis area.

     Atlanta. The Company acquired and began publishing Atlanta magazine on August 1, 1993. Atlanta covers area personalities, issues and style and currently has a paid monthly circulation of approximately 65,000. The magazine was unprofitable for several years before it was acquired by the Company for a nominal investment. Certain initiatives, including downsizing staff, increasing sales efforts and repositioning editorial focus, have contributed to improving profitability.

     Cincinnati. The Company acquired Cincinnati magazine in October 1997. Cincinnati magazine was founded by the Greater Cincinnati Chamber of Commerce in 1967 and under its most recent owner before the Company grew to a paid monthly circulation of approximately 22,000. The Company has repositioned the editorial product to an up-to-date city/regional magazine covering people and entertainment in Cincinnati, has doubled the existing sales staff and is marketing the newly designed magazine to the Cincinnati area.

     Texas Monthly. The Company acquired Texas Monthly magazine in February 1998. The critically acclaimed magazine, which has received eight National Magazine Awards, has a paid monthly circulation of approximately 300,000 and is believed by the Company to be read by more than 2,436,000 people. It marked its 25th anniversary with the publication of the February 1998 issue, which set a single issue advertising record. The Company plans to increase Texas Monthly's operating efficiencies while leaving the highly regarded editorial product intact.

COMPETITION

     Radio and television broadcasting stations compete with the other broadcasting stations in their respective market areas, as well as with other advertising media such as newspapers, magazines, outdoor advertising, transit advertising, compact discs, music videos, the internet and direct mail marketing. Competition within the broadcasting industry occurs primarily in individual market areas, so that a station in one market does not generally compete with stations in other market areas. In each of its markets, the Company's stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In addition to management experience, factors which are material to competitive position include the station's rank in its market, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other stations in the market area. The Company attempts to improve its competitive position with programming and promotional campaigns aimed at the demographic groups targeted by its stations, and through sales efforts designed to attract advertisers that have done little or no broadcast advertising by emphasizing the effectiveness of radio and television advertising in increasing the advertisers' revenues. Recent changes in the policies and rules of the FCC permit increased joint ownership and joint operation of local stations. Those stations taking advantage of these joint arrangements may in certain circumstances have lower operating costs and may be able to offer advertisers more attractive rates and services. Although the Company believes that each of its stations can compete effectively in its market, there can be no assurance that any of the Company's stations will be able to maintain or increase its current audience ratings or advertising revenue market share.

     Although the broadcasting industry is highly competitive, some barriers to entry exist. The operation of a broadcasting station in the United States requires a license from the FCC, and the number of stations that can operate in a given market is limited by the availability of the frequencies that the FCC will license in that market, as well as by the FCC's multiple ownership rules regulating the number of stations that may be owned and controlled by a single entity. The FCC's multiple ownership rules have changed significantly as a result of the 1996 Act.

     The broadcasting industry historically has grown in terms of total revenues despite the introduction of new technology for the delivery of entertainment and information, such as cable television, audio tapes and compact discs. The Company believes that radio's portability in particular makes it less vulnerable than other media to competition from new methods of distribution or other technological advances. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio or television broadcasting industry.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the executive officers and directors of the Company as of April 30, 1998.

          NAME               AGE                      POSITION
          ----               ---                      --------
Jeffrey H. Smulyan.......    51     Chairman, President and Chief Executive
                                    Officer
Doyle L. Rose............    49     Radio Division President and Director
Richard F. Cummings......    46     Executive Vice President -- Programming
Howard L. Schrott........    43     Executive Vice President, Treasurer and
                                    Chief Financial Officer
Norman H. Gurwitz........    51     Executive Vice President, Corporate Counsel
                                    and Secretary
Gary L. Kaseff...........    50     Counsel to the Company and Director
Lawrence B. Sorrel.......    39     Director
Susan B. Bayh............    38     Director(1)
Richard A. Leventhal.....    51     Director(1)

-------------------------
(1) Elected by the holders of Class A Common Stock. See "Description of Capital Stock -- Common Stock."

     Jeffrey H. Smulyan founded the Company in 1981 and is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Mr. Smulyan began working in radio in 1973, and has owned one or more radio stations since then. Formerly, he was also the owner and chief executive officer of the Seattle Mariners major league baseball team. He is a Director of the Radio Advertising Bureau and The Finish Line, a sports apparel manufacturer, and serves as a Trustee of Ball State University. Mr. Smulyan has been chosen Radio Executive of the Year by a radio industry group and was voted one of the Ten Most Influential Radio Executives in the Past 20 Years in a poll in Radio and Records magazine. In 1994 he was named by The White House to head the United States delegation to the Plenipotentiary Conference of the International Telecommunications Union.

     Doyle L. Rose has been Radio Division President of the Company since 1989, and General Manager of KPWR-FM in Los Angeles from 1991 through 1995. Previously, he was Executive Vice President-Operations. Mr. Rose has been a general manager of one or more radio stations for approximately twenty years.

     Richard F. Cummings was the Program Director of WENS from 1981 to March 1984, when he became the National Program Director and a Vice President of the Company. He became Executive Vice President -- Programming in 1988.

     Howard L. Schrott became Vice President, Chief Financial Officer and Treasurer of the Company in 1991. He became an Executive Vice President in 1995. Prior to joining the Company, Mr. Schrott was a Vice President in the Communications Lending Group at First Union National Bank, Charlotte, North Carolina. From 1984 to 1989 Mr. Schrott served as Chief Operating and Executive Officer for a group of radio stations. Mr. Schrott also spent two years practicing law in Washington, D.C. and Indianapolis, Indiana, where he concentrated on matters before the FCC and general business matters relating to broadcasting and media.

     Norman H. Gurwitz became Corporate Counsel for the Company in 1987 and a Vice President in 1988. He became Secretary of the Company in 1989 and became an Executive Vice President in 1995. Prior to 1987, he was a partner in the Indianapolis law firm of Scott & Gurwitz.

     Gary L. Kaseff is employed as counsel to the Company, and also has been a solo practitioner attorney in Southern California since 1992. Previously, he was President of the Seattle Mariners major league baseball team and partner with the law firm of Epport & Kaseff.

     Lawrence B. Sorrel is a general partner of Welsh, Carson, Anderson and Stowe, a private investment firm. Prior to May 4, 1998, he was a Managing Director of Morgan Stanley & Co. Incorporated, where he had been employed since 1986. He also serves as a director of several private companies.

     Susan B. Bayh is the Commissioner of the International Joint Commission of the United States and Canada, and also serves as a Distinguished Visiting Professor at Butler University, both of which positions she has held since 1994. Previously, she was an attorney with Eli Lilly & Company.

     Richard A. Leventhal has owned and operated a wholesale fabric and textile company in Carmel, Indiana, for 24 years. Mr. Leventhal is the brother-in-law of Norman H. Gurwitz, an executive officer of the Company.

                             PRINCIPAL SHAREHOLDERS



     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Common Stock as of April 29, 1998 by
(i) each person known to the Company to be the beneficial owner of more than five percent of the issued and outstanding Common Stock of the Company, (ii) each director and executive officer, and (iii) all officers and directors as a group.


                                           CLASS A COMMON STOCK          CLASS B COMMON STOCK
                                         ------------------------      ------------------------
                                         AMOUNT AND                    AMOUNT AND
                                         NATURE OF                     NATURE OF                       PERCENT
     FIVE PERCENT SHAREHOLDERS,          BENEFICIAL      PERCENT       BENEFICIAL      PERCENT         OF TOTAL
  DIRECTORS AND EXECUTIVE OFFICERS       OWNERSHIP       OF CLASS      OWNERSHIP       OF CLASS      VOTING POWER
  --------------------------------       ----------      --------      ----------      --------      ------------
Jeffrey H. Smulyan...................     224,444(1)        2.7%       2,935,894(14)    100.0%           77.6%(14)
Susan B. Bayh........................      10,100(2)          *               --           --               *
Richard F. Cummings..................     102,957(3)        1.2               --           --               *
Norman H. Gurwitz....................      89,445(4)        1.0               --           --               *
Gary L. Kaseff.......................      24,424(5)          *               --           --               *
Richard A. Leventhal.................      30,600(6)          *               --           --               *
Doyle L. Rose........................     107,935(7)        1.3               --           --               *
Howard L. Schrott....................      63,602(8)          *               --           --               *
Lawrence B. Sorrel...................          --             *               --           --               *
Putnam Investments, Inc. ............     923,000(9)       11.2               --           --             2.7
Westport Asset Management, Inc. .....     507,200(10)       6.1               --           --             1.5
Denver Investment Advisors LLC.......     504,500(11)       6.1               --           --             1.5
Capital Group Companies, et al. .....     467,100(12)       5.6               --           --             1.4
All Executive Officers and Directors
  as a Group (9 persons).............     638,501(13)       7.2        2,935,894        100.0            78.6

-------------------------
  *  Less than 1%.

 (1) Includes 144,444 shares held by Mr. Smulyan as trustee for the Emmis Broadcasting Corporation Profit Sharing Trust (the "Profit Sharing Trust"), as to which Mr. Smulyan disclaims beneficial ownership.

 (2) Consists of 100 shares owned individually and 10,000 shares represented by stock options exercisable within 60 days of April 29, 1998.

 (3) Consists of 11,916 shares owned individually, 2,468 shares held for the benefit of Mr. Cummings' children, 1,573 shares held in the Profit Sharing Trust and 87,000 shares represented by stock options exercisable within 60 days of April 29, 1998.

 (4) Consists of 11,238 shares owned individually or jointly with his spouse, 275 owned by Mr. Gurwitz's spouse, 2,308 owned for the benefit of Mr. Gurwitz's children, 64,545 shares represented by stock options exercisable within 60 days of April 29, 1998, 979 shares held in the Profit Sharing Trust, and 10,100 shares owned by a corporation of which Mr. Gurwitz's spouse is a 50% owner.

 (5) Consists of 3,059 shares owned individually by Mr. Kaseff, 1,154 shares owned by Mr. Kaseff's spouse, 211 shares held in the Profit Sharing Trust, and 20,000 shares represented by stock options exercisable within 60 days of April 29, 1998.

 (6) Consists of 4,000 shares owned individually, 1,500 shares owned by Mr. Leventhal's spouse, 10,100 shares owned by a corporation of which Mr. Leventhal is a 50% owner and 15,000 shares represented by stock options exercisable within 60 days of April 29, 1998.

 (7) Consists of 19,362 shares owned individually, 1,573 shares held in the Profit Sharing Trust and 87,000 shares represented by stock options exercisable within 60 days of April 29, 1998.

 (8) Consists of 750 shares owned individually, 570 shares held in the Profit Sharing Trust, and 62,282 shares represented by stock options exercisable within 60 days of April 29, 1998.

 (9) Information concerning these shares was obtained from an Amendment to
     Schedule 13G filed in January 1998 by Putnam Investments, Inc. on behalf of itself, Marsh & McLennan Companies, Inc.,

     Putnam Investment Management, Inc., The Putnam Advisory Company, Inc., and Putnam New Opportunities Fund (collectively the "Putnam Group"), each of whom has an address of One Post Office Square, Boston, Massachusetts 02109 (except Marsh & McLennan Companies, Inc. which has an address of 1166 Avenue of the Americas, New York, New York 10036).

(10) Information concerning these shares was obtained from a Schedule 13G filed in February 1998 by Westport Asset Management, Inc., which has an address of 235 Riverside Avenue, Westport, Connecticut 06880.

(11) Information concerning these shares was obtained from a Schedule 13G filed in February 1998 by Denver Investment Advisors LLC, which has an address of 1225 17th Street, 26th Floor, Denver, Colorado 80202. Denver Investment Advisors LLC has indicated that it has sole dispositive power over 504,500 shares and sole voting power over 332,200 shares.

(12) Information concerning these shares was obtained from a Schedule 13G filed in February 1998 by The Capital Group Companies, Inc., Capital Research and Management Company and SMALLCAP World Fund, Inc., each of whom has an address of 333 South Hope Street, 52nd Floor, Los Angeles, California 90071.

(13) Includes 345,827 shares represented by stock options exercisable within 60 days of April 29, 1998 and 144,444 shares held in the Emmis Broadcasting Corporation Profit Sharing Trust.


(14) Consists of 2,560,894 shares owned individually and 375,000 shares represented by stock options exercisable within 60 days of April 29, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 34 million shares of Class A Common Stock, par value $.01 per share, 6 million shares of Class B Common Stock, par value $.01 per share, and 10 million shares of serial preferred stock, par value $.01 per share. All shares of Class A Common Stock offered hereby will be, upon issuance, validly issued, fully paid and nonassessable.

COMMON STOCK

     Dividends. Holders of record of shares of Common Stock on the record date fixed by the Company's Board of Directors are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of any class of Common Stock, however, unless simultaneously the same dividend is declared or paid on each share of the other class of Common Stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payment in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock). The payment of dividends is currently restricted by the Existing Credit Facility and is anticipated to be restricted under the New Credit Facility.

     Voting Rights. Holders of shares of Class A Common Stock and Class B Common Stock will vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) for the election of two directors, (ii) with respect to any proposed "going private" transaction (as defined below) between the Company and Jeffrey H. Smulyan (the holder of all shares of the Class B Common Stock), or an affiliate of Mr. Smulyan, or any group of which Mr. Smulyan or an affiliate of Mr. Smulyan is a member, and (iii) as otherwise provided by law.

     In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's directors, who must be independent directors. For this purpose, an "independent director" means a person who is not an officer or employee of the Company or its subsidiaries, and who does not have a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The holders of Class A Common Stock and Class B Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, are entitled to elect the remaining directors. Holders of Common Stock are not entitled to cumulate votes in the election of directors.

     The holders of Class A Common Stock and Class B Common Stock vote as a single class with respect to any proposed "going private" transaction, with each share of each class of Common Stock entitled to one vote per share. A "going private" transaction is any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Exchange Act, between the Company and (i) Mr. Smulyan, or (ii) any affiliate of Mr. Smulyan, or (iii) any group of which Mr. Smulyan or an affiliate of Mr. Smulyan is a member. An "affiliate" is defined as
(i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with Mr. Smulyan, (ii) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which Mr. Smulyan is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Mr. Smulyan has a substantial beneficial interest, (iii) a voting trust or similar arrangement pursuant to which Mr. Smulyan generally controls the vote of the shares of Common Stock held by or subject to such trust or arrangement (a "Qualified Voting Trust"), (iv) any other trust or estate in which Mr. Smulyan has a substantial beneficial interest or as to which Mr. Smulyan serves as trustee or in a similar fiduciary capacity, or (v) any relative or spouse of Mr. Smulyan, or any relative of such spouse, who has the same residence as Mr. Smulyan.

     Under Indiana law, the affirmative vote of the holders of a majority of the outstanding shares of any class of capital stock is required to approve, among other things, a change in the designation, rights, preferences or limitations of the shares of such class of capital stock.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distributions after payment in full of creditors and payment in full to any holders of preferred stock of the Company then outstanding of any amount required to be paid under the terms of such preferred stock.

     Other Provisions. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class B Common Stock converts automatically and without the requirement of any further action into one share of Class A Common Stock upon its sale or other transfer to a person or entity other than Mr. Smulyan or an affiliate of Mr. Smulyan. A pledge of shares of Class B Common Stock is not considered a transfer for this purpose unless the pledge is enforced. All outstanding shares of Class B Common Stock will convert automatically and without the requirement of any further action into an equivalent number of shares of Class A Common Stock upon the earlier of Mr. Smulyan's death or his ceasing to own at least 1,520,000 shares of Common Stock, as adjusted for any stock splits or stock dividends. The holders of Common Stock are not entitled to preemptive rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B Common Stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other classes of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     Each new issuance of Common Stock will be of Class A Common Stock unless the party to whom Common Stock is issued is Mr. Smulyan or a Qualified Voting Trust, in which case the shares issued will be shares of Class B Common Stock.

PREFERRED STOCK

     The 10 million authorized shares of Preferred Stock may be issued with such designations, preferences, limitations and relative rights as the Company's Board of Directors may authorize, including but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and (vii) the prices or rates of conversion at which, and the terms and conditions of which, the shares of such series may be converted into other securities, if such shares are convertible. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal.

FOREIGN OWNERSHIP

     The Company's Amended and Restated Articles of Incorporation restrict the ownership, voting and transfer of the Company's capital stock, including the Class A Common Stock, in accordance with the Communications Act and the rules of the FCC, to prohibit ownership of more than 25% of the Company's outstanding capital stock (or more than 25% of the voting rights it represents) by or for the account of aliens (as defined in the Communications Act) or corporations otherwise subject to domination or control by aliens. The Amended and Restated Articles of Incorporation authorize the Board of Directors of the Company to prohibit any transfer of the Company's capital stock that would cause the Company to violate this prohibition. In addition, the Amended and Restated Articles of Incorporation provide that shares of capital stock of the Company determined by the Board of Directors to be beneficially owned by an alien shall always be subject to redemption by the Company by action of the Board of Directors to the extent necessary, in the judgment of the Board of Directors, to comply with the alien ownership restrictions of the Communications Act and FCC rules. The Amended and Restated Articles of Incorporation further authorize the Board of Directors of the Company to adopt such provisions as it deems necessary to enforce the foregoing alien ownership restrictions.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is First Union National Bank (telephone number (800) 829-8432).

TRADING

     The Class A Common Stock is traded on The NASDAQ National Market under the symbol "EMMS."

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                  FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

     The following is a general discussion of certain United States federal income and estate and gift tax consequences of the ownership and sale or other disposition of Class A Common Stock by a holder that, for United States federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "United States person" means a citizen or individual resident (as determined for U.S. federal income tax purposes) of the United States; a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Resident alien individuals will be subject to United States federal income tax with respect to the Class A Common Stock as if they were United States citizens.

     THIS DISCUSSION IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF AS OF THE DATE HEREOF, ALL OF WHICH MAY BE CHANGED EITHER RETROACTIVELY OR PROSPECTIVELY. THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY, DOES NOT CONSIDER ANY SPECIFIC FACTS OR CIRCUMSTANCES THAT MAY APPLY TO A PARTICULAR NON-UNITED STATES HOLDER AND DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF CLASS A COMMON STOCK (INCLUDING THE INVESTOR'S STATUS AS A UNITED STATES PERSON OR A NON-UNITED STATES HOLDER), AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends, if any, paid to a Non-United States Holder will generally be subject to the withholding of United States federal income tax at the rate of 30%, unless the dividend is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment", as defined therein) within the United States of the Non-United States Holder, in which case the dividend will be subject to the rules described in the next paragraph. Non-United States Holders should consult any applicable income tax treaties, which may provide for a reduced withholding rate or other rules different from those described above. For purposes of determining whether tax will be withheld at a 30% rate or a reduced rate as specified by an income tax treaty, current law permits the Company to presume that dividends paid to an address in a foreign country are paid to a resident of such country absent definite knowledge that such presumption is not warranted. However, under newly issued U.S. Treasury regulations, in the case of dividends paid after December 31, 1999, in order to obtain a reduced rate of withholding under an income tax treaty, a Non-United States Holder generally will be required to provide to the Company a valid Internal Revenue Service Form W-8 (or any successor form) certifying that such Non-United States Holder is entitled to benefits under an income tax treaty. The new regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly-owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction or both. Prospective investors should consult their tax advisors concerning the effect, if any, of the adoption of these new U.S. Treasury regulations on an investment in the Class A Common Stock. A Non-United States Holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service (the "Service").

     The Company will not withhold federal income tax upon dividends paid to a Non-United States Holder if the Company receives the appropriate form of the Service (currently Form 4224) from that Non-United States Holder, certifying that such income is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) within the United States of the Non-United States Holder, unless the Company has knowledge to the contrary. Dividends paid to a Non-United States Holder of Class A Common Stock that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the United States of the Non-United States Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons. In the case of a Non-United States Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-United States Holder is a qualified resident of the treaty country.

GAIN ON SALE OR OTHER DISPOSITION

     Subject to special rules applicable to individuals as described below, a Non-United States Holder will generally not be subject to regular United States federal income or withholding tax on gain recognized on a sale or other disposition of Class A Common Stock, unless (i) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) within the United States of the Non-United States Holder or of a partnership, trust or estate in which such Non-United States Holder is a partner or beneficiary, or (ii) the Company has been, is or becomes a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such sale or other disposition or such Non-United States Holder's holding period for the Class A Common Stock.

     A corporation is generally considered to be a United States real property holding corporation under Section 897(c)(2) of the Code if the fair market value of its "United States real property interests" within the meaning of Section 897(c)(1) of the Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. The Company believes that it has not been, is not currently and is not likely to become a United States real property holding corporation. Further, even if the Company were to become a United States real property holding corporation, any gain recognized by a Non-United States Holder still would not be subject to U.S. federal income tax if the Class A Common Stock were considered to be "regularly traded" (within the meaning of applicable U.S. Treasury regulations) on an established securities market (e.g., The NASDAQ National Market, on which the Company's Class A Common Stock is traded), and the Non-United States Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the Class A Common Stock.

     Gains realized by a Non-United States Holder of Class A Common Stock that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the United States of the Non-United States Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons. In the case of a Non-United States Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-United States Holder is a qualified resident of the treaty country.

     In addition to being subject to the rules described above, an individual Non-United States Holder who holds Class A Common Stock as a capital asset will generally be subject to tax at a 30% rate on any gain recognized on the sale or other disposition of such stock if (i) such gain is not effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is not attributable to a "permanent establishment," as defined therein) within the United States of the Non-United States Holder, and (ii) such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and either (A) has a "tax home" in the United States (as specially defined for purposes of the United States federal income tax), or
(B) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business. Individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates (including certain former long-term residents of the United States).

FEDERAL ESTATE AND GIFT TAXES

     Class A Common Stock owned or treated as owned by an individual (regardless of whether such an individual is a citizen or a resident of the United States) at the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     A Non-United States Holder will not be subject to United States federal gift tax on a transfer of Class A Common Stock, unless such person is an individual domiciled in the United States or such person is an individual subject to provisions of United States federal gift tax law applicable to certain United States expatriates (including certain former long-term residents of the United States).

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Company must report annually to the Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-United States Holder, regardless of whether tax was actually withheld and whether withholding was reduced by an applicable income tax treaty. Pursuant to certain income tax treaties and other agreements, that information may also be made available to the tax authorities of the country in which the Non-United States Holder resides.

     United States federal backup withholding (which generally is withholding tax imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information) will generally not apply to (i) dividends paid to a Non-United States Holder that is subject to withholding at the 30% rate (or that is subject to withholding at a reduced rate under an applicable income tax treaty), or (ii) under current law, dividends paid to a Non-United States Holder at an address outside of the United States (unless the payor has knowledge that the payee is a United States person). However, under newly issued U.S. Treasury regulations, in the case of dividends paid after December 31, 1999, a Non-United States Holder will generally be subject to United States withholding tax at a 31% rate, unless certain certification procedures (or in the case of payments made outside of the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through a foreign intermediary.

     The backup withholding and information reporting requirements will generally also apply to the gross proceeds paid to a Non-United States Holder upon the sale or other disposition of Class A Common Stock by or through a United States office of a United States or foreign broker, unless the Non-United States Holder certifies to the broker under penalties of perjury as to, among other things, its name, address and status as a Non-United States Holder by filing the Service's Form W-8 (or any successor form) with the broker, or unless the Non-United States Holder otherwise establishes an exemption.

     Information reporting requirements (but not backup withholding) will generally apply to a payment of the proceeds of a sale or other disposition of Class A Common Stock effected at a foreign office of (i) a United States broker,
(ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business within the United States, (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes, or (iv) pursuant to newly issued U.S. Treasury Regulations effective after December 31, 1999, a foreign broker that is
(A) a foreign partnership one or more of whose partners are U.S. persons that in the aggregate hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (B) a foreign partnership engaged at any time during its tax year in the conduct of a trade or business in the United States, unless the broker has certain documentary evidence in its records that the Non-United States Holder is a Non-United States Holder (and the broker has no knowledge to the contrary) and certain other conditions are met, or unless the Non-United States Holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a sale or other disposition of Class A Common Stock effected at a foreign office of a foreign broker not subject to the preceding sentence. Prospective investors should consult their tax advisors concerning the effect, if any, of the adoption of the newly issued U.S. Treasury regulations on backup withholding and information reporting on an investment in the Class A Common Stock.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the Non-United States Holder files an appropriate claim for a refund with the Service.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., A.G. Edwards & Sons, Inc., Goldman, Sachs & Co., NationsBanc Montgomery Securities LLC and Schroder & Co. Inc. are acting as U.S. Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International, Lehman Brothers International (Europe), A.G. Edwards & Sons, Inc., Goldman Sachs International,
J. Henry Schroder & Co. Limited and NationsBanc Montgomery Securities LLC are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of the Company's Class A Common Stock set forth opposite the names of such Underwriters below:



                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated ........................    424,000
  Credit Suisse First Boston Corporation....................    318,000
  Donaldson, Lufkin & Jenrette Securities Corporation.......    318,000
  Lehman Brothers Inc. .....................................    318,000
  A.G. Edwards & Sons, Inc. ................................    185,500
  Goldman, Sachs & Co. .....................................    185,500
  NationsBanc Montgomery Securities LLC.....................    185,500
  Schroder & Co. Inc. ......................................    185,500
  Sanford C. Bernstein & Co., Inc. .........................     60,000
  BT Alex. Brown Incorporated...............................    120,000
  Furman Selz LLC ..........................................    120,000
  Janney Montgomery Scott Inc. .............................     60,000
  Legg Mason Wood Walker, Incorporated......................     60,000
  McDonald & Company Securities, Inc........................    120,000
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........    120,000
  PaineWebber Incorporated..................................    120,000
  Piper Jaffray Inc.........................................     60,000
  UBS Securities LLC........................................    120,000
  Wasserstein Perella Securities, Inc.......................    120,000
                                                              ---------
     Subtotal...............................................  3,200,000
                                                              ---------
International Underwriters:
  Morgan Stanley & Co. International Limited................    153,010
  Credit Suisse First Boston (Europe) Limited...............    114,750
  Donaldson, Lufkin & Jenrette International................    114,750
  Lehman Brothers International (Europe)....................    114,750
  A.G. Edwards & Sons, Inc..................................     66,935
  Goldman Sachs International...............................     66,935
  NationsBanc Montgomery Securities LLC.....................     66,935
  J. Henry Schroder & Co. Limited...........................     66,935
  Swiss Bank Corporation....................................     35,000
                                                              ---------
     Subtotal...............................................    800,000
                                                              ---------
       Total................................................  4,000,000
                                                              =========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined herein) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively, and, collectively, as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Class A Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares of Class A Common Stock sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Class A Common Stock, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Class A Common Stock a notice stating in substance that, by purchasing such shares of Class A Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Class A Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Class A Common Stock a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and prior to the date six months after the closing date for the sale of the International Shares will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class A Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on any document received by it in connection with the issue of the shares of Class A Common Stock, to a person of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1998 or a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares of Class A Common Stock acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the shares of Class A Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares of Class A Common Stock, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares of Class A Common Stock a notice containing substantially the same statement as is contained in this sentence.


     The Underwriters propose to offer part of the shares of Class A Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $1.25 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters and to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.



     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Class A Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the Offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter shall become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock offered by the U.S. Underwriters hereby.


     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.


     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge (with certain specified exceptions), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of shares of Class A Common Stock to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of the Underwriting Agreement of which the Underwriters have been advised in writing, including pursuant to certain benefit plans or (z) transactions by any person other than the Company relating to shares of Class A Common Stock or other securities acquired in open market transactions after the completion of the offering of the shares.


     In order to facilitate the offering of the shares of Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing shares of Class A Common Stock in the Offering, if the syndicate repurchases previously distributed shares of Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The Underwriters have reserved the right to reclaim selling concessions in order to encourage Underwriters and dealers to distribute shares of Class A Common Stock for investment, rather than short-term profit taking. Increasing the proportion of the Offering held for investment may reduce the supply of Class A Common Stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to the Company, including in connection with the Acquisition Transactions.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     The legal validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Bose McKinney & Evans, Indianapolis, Indiana. Certain legal matters will be passed upon for the Underwriters by Dow, Lohnes & Albertson, PLLC, Washington, D.C. Ronald E. Elberger, a partner in Bose McKinney & Evans, is an officer of the Company.

                                    EXPERTS

     The audited consolidated financial statements and schedule of Emmis Broadcasting Corporation and Subsidiaries as of February 28, 1997 and 1998 and for each of the three years in the period ended February 28, 1998, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Tribune New York Radio, Inc. as of December 28, 1997 and for each of the two years in the period ended December 28, 1997 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited combined financial statements of SF Broadcasting of Wisconsin, Inc. and SF Multistations, Inc. and Subsidiaries as of December 29, 1996 and December 28, 1997 and for each of the three years in the period ended December 28, 1997, incorporated in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto incorporated herein.

                                   EMMIS LOGO

PROSPECTUS


                                4,000,000 Shares


                                   EMMIS LOGO

                         Emmis Broadcasting Corporation
                              CLASS A COMMON STOCK
                            ------------------------


ALL OF THE SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY
    EMMIS BROADCASTING CORPORATION, AN INDIANA CORPORATION (THE "COMPANY" OR "EMMIS"). OF THE SHARES BEING OFFERED, 800,000 SHARES ARE BEING OFFERED
INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (THE "INTERNATIONAL OFFERING") AND 3,200,000 SHARES ARE BEING OFFERED INITIALLY
 IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS (THE "U.S. OFFERING"
      AND, TOGETHER WITH THE INTERNATIONAL OFFERING, THE "OFFERING"). SEE "UNDERWRITERS." THE CLASS A COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET
  UNDER THE SYMBOL "EMMS." THE LAST REPORTED SALE PRICE FOR THE CLASS A COMMON
                  STOCK ON MAY 28, 1998 WAS $43 1/8 PER SHARE.

                            ------------------------


 THE COMPANY'S OUTSTANDING CAPITAL STOCK CONSISTS OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "CLASS A COMMON STOCK"), AND CLASS B COMMON STOCK, PAR
 VALUE $.01 PER SHARE (THE "CLASS B COMMON STOCK" AND TOGETHER WITH THE CLASS A COMMON STOCK, THE "COMMON STOCK"). EACH SHARE OF CLASS A COMMON STOCK ENTITLES
  ITS HOLDER TO ONE VOTE, WHEREAS EACH SHARE OF CLASS B COMMON STOCK GENERALLY ENTITLES ITS HOLDER TO TEN VOTES. THE HOLDERS OF CLASS A COMMON STOCK, VOTING AS
    A SEPARATE CLASS, ARE ENTITLED TO ELECT TWO OF THE COMPANY'S DIRECTORS. IMMEDIATELY AFTER THIS OFFERING, JEFFREY H. SMULYAN, AS HOLDER OF ALL OF THE
CLASS B COMMON STOCK, WILL HAVE APPROXIMATELY 70.4% OF THE COMBINED VOTING POWER
     IN RESPECT OF SUBSTANTIALLY ALL MATTERS SUBMITTED FOR THE VOTE OF ALL
      SHAREHOLDERS. SEE "RISK FACTORS" AND "DESCRIPTION OF CAPITAL STOCK."

                            ------------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
       THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                               PRICE $42 A SHARE

                            ------------------------


                                                                         UNDERWRITING
                                                            PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                             PUBLIC     COMMISSIONS(1)   COMPANY(2)
                                                            --------    --------------  -----------
Per Share...............................................     $42.00         $2.10          $39.90
Total (3)...............................................  $168,000,000    $8,400,000    $159,600,000


------------

   (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


   (2) Before deducting expenses payable by the Company estimated at $1.6 million.


   (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional shares at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $193,200,000, $9,660,000 and $183,540,000, respectively.
       See "Underwriters."

                            ------------------------


     The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Dow, Lohnes & Albertson, PLLC, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock will be made on or about June 4, 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER
CREDIT SUISSE FIRST BOSTON      DONALDSON, LUFKIN & JENRETTE     LEHMAN BROTHERS
                                        International

A.G. EDWARDS & SONS, INC.
                  GOLDMAN SACHS INTERNATIONAL
                                NATIONSBANC MONTGOMERY SECURITIES LLC
                                                                       SCHRODERS

May 29, 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Registration Fee............................................  $   71,906
NASD Fee....................................................      17,500
Printing and Engraving Expenses.............................     300,000
Legal Fees and Expenses.....................................     400,000
Accounting Fees and Expenses................................     300,000
Miscellaneous...............................................     510,594
                                                              ----------
     Total..................................................  $1,600,000
                                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is an Indiana corporation. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. The Company's Articles of Incorporation do not contain any provision prohibiting such indemnification. The Company's Amended and Restated Articles of Incorporation expressly require such indemnification.

     The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation or its subsidiary against liability incurred in the proceeding if (i) the individual's conduct was in good faith and (ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation that the conduct was in the corporation's best interests and (B) in all other cases that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either
(A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

     The Company's Amended and Restated Articles of Incorporation generally provide that any director or officer of the Company or any person who is serving at the request of the Company as a director, officer, employee or agent of another entity shall be indemnified and held harmless by the Company to the fullest extent authorized by the IBCL. The Amended and Restated Articles of Incorporation also provide such persons with certain rights to be paid by the Company the expenses incurred in defending proceedings in advance of their final disposition and authorize the Company to maintain insurance to protect itself and any director, officer, employee or agent of the Company or any person who is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another entity against expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Amended and Restated Articles of Incorporation.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement:

1         Underwriting Agreement.
3.1       Amended and Restated Articles of Incorporation of Emmis
          Broadcasting Corporation, incorporated by reference to
          Exhibit 2.3 to the Company's Registration Statement on Form
          S-1, File No. 33-73218, as amended.
3.2       Amended and Restated Bylaws of Emmis Broadcasting
          Corporation, incorporated by reference to Exhibit 2.4 to the
          Company's Quarterly Report on Form 10-Q, for the fiscal
          period ended May 31, 1995.
5         Opinion and consent of Bose McKinney & Evans regarding the legality of the securities being registered.*
8         Tax opinion and consent of Bose McKinney & Evans.*
23.1      Consent of Arthur Andersen LLP.
23.2      Consent of Ernst & Young, LLP.
24        Powers of Attorney.*

-------------------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 to Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Indianapolis, Indiana, on May 29, 1998.


                                          EMMIS BROADCASTING CORPORATION


                                          By:     /s/ HOWARD L. SCHROTT

                                            ------------------------------------

                                                     Howard L. Schrott


                                              Executive Vice President, Chief
                                                          Financial


                                                   Officer and Treasurer



     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed on May 29, 1998, by the following persons in the capacities indicated.



                  SIGNATURE                                                TITLE
                  ---------                                                -----

           /s/ JEFFREY H. SMULYAN*                  Director and Chairman of the Board (Principal
---------------------------------------------       Executive Officer)
             Jeffrey H. Smulyan

             /s/ DOYLE L. ROSE*                     Director and Radio Division President
---------------------------------------------
                Doyle L. Rose

          /s/ RICHARD A. LEVENTHAL*                 Director
---------------------------------------------
            Richard A. Leventhal

           /s/ LAWRENCE B. SORREL*                  Director
---------------------------------------------
             Lawrence B. Sorrel

             /s/ SUSAN B. BAYH*                     Director
---------------------------------------------
                Susan B. Bayh

             /s/ GARY L. KASEFF*                    Director
---------------------------------------------
               Gary L. Kaseff

            /s/ HOWARD L. SCHROTT                   Executive Vice President, Chief Financial Officer
---------------------------------------------       and Treasurer (Principal Financial Officer and
              Howard L. Schrott                     Principal Accounting Officer)

         *By: /s/ HOWARD L. SCHROTT
   ---------------------------------------
              Howard L. Schrott
              Attorney-in-Fact